 Exhibit 99.1

8264
8260
GFL
environmental

GFL ENVIRONMENTAL INC.

GFL GREEN FOR LIFE
environmental

GFL ENVIRONMENTAL INC.Notice of 2022 Annual General Meeting of Shareholders and Management Information Circular

Dear Fellow Shareholders:
On behalf of the Board of Directors, I am pleased to invite you to attend the Annual Meeting of Shareholders of GFL Environmental Inc. on Wednesday May 18, 2022 at 10:00 a.m. (Eastern Time). We will be holding our meeting in a live, virtual-only format, conducted via audio webcast at: https://web.lumiagm.com/477001722.
Annual meetings present a valuable opportunity for shareholders to engage with us, ask questions of management and express their views. Even though this will be a virtual meeting, shareholders will be able to vote on all business properly brought before the meeting and submit questions for consideration of management, similar to an in-person meeting. I encourage each of you to consider the items of business outlined in the attached Management Information Circular and to cast your vote. I also encourage you to submit questions for management during the webcast through the link noted above.
I look forward to speaking with you all on May 18.

MANAGEMENT INFORMATION CIRCULAR FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GFL ENVIRONMENTAL INC. TO BE HELD ON MAY 18, 2022
This Management Information Circular (the “Circular”) has been revised to correct certain non-material typographical and clerical errors on pages 33, 40 and 42 of the Circular previously filed on April 12, 2022.

GFL ENVIRONMENTAL INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To the holders of Subordinate Voting Shares, Multiple Voting Shares, Series A Convertible Preferred Shares and Series B Convertible Preferred Shares:
NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders of subordinate voting shares, multiple voting shares, Series A convertible preferred shares and Series B convertible preferred shares (collectively, the “shares”) of GFL Environmental Inc. (“GFL”) will be held on May 18, 2022 at 10:00 a.m. (Eastern Time) via live audio webcast at https://web.lumiagm.com/477001722 (case sensitive password: gfl2022) for the following purposes:
1.
To receive GFL’s annual audited financial statements for the financial year ended December 31, 2021, including the external auditor’s report thereon;

2.
To elect the directors of GFL who will serve until the end of the next annual general meeting of shareholders or until their successors are elected or appointed;

3.
To appoint the external auditor of GFL, who will serve until the end of the next annual general meeting of shareholders and authorize the board of directors of GFL to fix their remuneration;

4.
To consider an advisory non-binding resolution on GFL’s approach to executive compensation disclosed in the Circular (as defined below); and

5.
To consider such other business that may properly come before the Meeting or any adjournment thereof.

Our management information circular (the “Circular”) dated April 8, 2022 provides additional information relating to matters to be dealt with at the Meeting. Shareholders are reminded to review the Circular before voting.
In this Notice, “we”, “us”, “our”, “GFL” and the “Company” refer to GFL Environmental Inc. and all entities controlled by it unless the context otherwise requires. “You” and “your” refer to GFL’s shareholders.
Virtual only format
To mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders resulting from the unprecedented public health impact of COVID-19, the Company is holding the Meeting in a virtual only format, which will be conducted via live audio webcast. Subject to the requirements described herein, all shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate at the Meeting and engage with directors of the Company and management as well as other shareholders. However, shareholders will not be able to attend the Meeting in person.
Registered shareholders and duly appointed proxyholders will be able to attend and vote at the Meeting online. Non-registered shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but guests will not be able to vote at the Meeting.
Meeting attendees can ask questions prior to or during the Meeting by following the instructions on the Meeting website. Questions relevant to the business of GFL or the Meeting may be submitted in the field provided by the virtual Meeting platform. An audio recording
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of the Meeting, including the question and answer segment, will be available on our website at http://investors.gflenv.com after the Meeting.
Notice and Access
This year, we are using the notice-and-access mechanism under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) to deliver the notice-and-access notice, the form of proxy or voting instruction form (collectively, the “Notice Package”) to our shareholders, as well as this Circular and our audited annual financial statements for the fiscal year ended December 31, 2021, along with the related management’s discussion and analysis (together with the Notice Package, the “Meeting Materials”).
This means that the Company will post the Meeting Materials online for our shareholders to access electronically. You will receive the Notice Package in the mail with a notice explaining how to access and review the Meeting Materials electronically and how to request a paper copy free of charge. The Notice Package you receive will contain a form of proxy or a voting instruction form so you can vote your shares. Since notice-and-access gives our shareholders more choice, and substantially reduces printing, paper and postage, it is a more environmentally friendly and cost-effective way to distribute the Meeting Materials to shareholders. The Meeting Materials are available at http://investors.gflenv.com, under the Company’s profile on SEDAR at http://www.sedar.com and under the Company’s profile on EDGAR at http://sec.gov. The Company has also filed its annual report on Form 40-F for the year ended December 31, 2021 (the “Annual Report”), which includes the Company’s annual information form for the year ended December 31, 2021 (the “AIF”), and can be viewed under the Company’s profile on EDGAR at http://sec.gov and on the Company’s website at http://investors.gflenv.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Notice and is not incorporated by reference herein.
Shareholders can contact our transfer agent, Computershare Investor Services Inc. (“Computershare”), toll free at 1-866-964-0492 for more information regarding notice-and-access, or to obtain a paper copy of the Meeting Materials at no charge up to and including the Meeting date. Requests must be received by May 9, 2022 in order to receive a paper copy of the Meeting Materials prior to 10:00 a.m. (Eastern Time) on May 16, 2022, which is the deadline for submission of your voting instructions or form of proxy. You will not receive a new form of proxy or voting instruction form if you request a paper copy of the Meeting Materials, so it is important that you keep the original form sent to you in order to vote. To obtain paper copies of the Meeting Materials after the date of the Meeting, you may contact the Company by calling (905) 326-0101 Ext. 60990 or emailing ir@gflenv.com. If your request is received on or after the date of the Meeting, then the documents will be sent to you within ten calendar days of your request.
You have the right to vote
You are entitled to receive notice of and vote at the Meeting or any adjournment or postponement of the Meeting if you are a holder of GFL’s shares on the record date, which the board of directors of the Company has fixed as April 4, 2022. No shareholders becoming shareholders of record after that time will be entitled to vote at the Meeting, or any adjournment or postponement thereof.
Your vote is important
As a GFL shareholder, it is important that you read this notice and the accompanying materials carefully.
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You have one vote for each subordinate voting share and 10 votes for each multiple voting share you held on April 4, 2022. You have one vote for each Series A convertible preferred share or Series B convertible preferred share (collectively, the “Convertible Preferred Shares”) you held on April 4, 2022, provided that you are deemed to have held such number of Convertible Preferred Shares that is equal to the number of subordinate voting shares into which your Convertible Preferred Shares were convertible pursuant to the terms of the applicable Convertible Preferred Shares as of such date.
If you are a registered shareholder or duly appointed proxyholder, you are entitled to vote at the Meeting online. If you are unable to attend the Meeting, you are requested to vote your shares using the form of proxy or voting instruction form, as applicable, in the Notice Package.
Registered shareholders should complete and sign the form of proxy and return it in the envelope provided. Alternative methods of voting by proxy are outlined in the Circular. If you are a non-registered shareholder, you should review the voting instruction form provided by your intermediary, which sets out the procedures to be followed for shares held through intermediaries.
Shareholders who wish to appoint a proxyholder other than the persons designated by us (including a non-registered shareholder who wishes to appoint themselves as proxyholder) must carefully follow the instructions on their form of proxy or voting instruction form, as applicable. These instructions include the additional step of registering such proxyholder with Computershare, after submitting their form of proxy or voting instruction form, as applicable. Failure to register the proxyholder will result in the proxyholder not receiving a username that is required for them to participate or vote at the Meeting online and, consequently, only being able to attend the Meeting online as a guest. To register a proxyholder, shareholders MUST visit http://computershare.com/GFL and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email. Non-registered shareholders located in the United States must also provide Computershare with a duly completed legal proxy by email to uslegalproxy@computershare.com, or by courier to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, if they wish to vote at the Meeting or appoint a third-party as their proxyholder.
To be valid, proxies must be received by our transfer agent, Computershare, by no later than 10:00 a.m. (Eastern Time) on May 16, 2022, or, if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed meeting.
Shareholders can contact our transfer agent, Computershare, toll free at 1-800-564-6253 or by email at Service@Computershare.com, for more information regarding how to vote their shares.
By order of the Board of Directors,
(signed) Patrick Dovigi

Patrick Dovigi
President, Chief Executive Officer and
Chair of the Board of Directors
Vaughan, Ontario
April 8, 2022
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MANAGEMENT INFORMATION CIRCULAR FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
About this Management Information Circular
This management information circular (the “Circular”) is provided in connection with our annual general meeting (the “Meeting”) of the holders of subordinate voting shares, multiple voting shares, Series A convertible preferred shares and Series B convertible preferred shares (collectively referred to herein as the “shares”) of GFL Environmental Inc. (the “Company”) to be held on May 18, 2022 at 10:00 a.m. (Eastern Time) via live audio webcast at https://web.lumiagm.com/477001722 (case sensitive password: gfl2022). Your proxy is solicited by the management of the Company for the items described in the Notice of Meeting (the “Notice”). We usually make our request by mail, but our employees or agents may also solicit your proxy by telephone, internet, fax or other ways at a nominal cost borne by the Company.
To mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders resulting from the unprecedented public health impact of COVID-19, the Company is holding the Meeting in a virtual only format, which will be conducted via live audio webcast. All shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with directors of the Company and management as well as other shareholders. Shareholders will not be able to attend the Meeting in person.
The information in this document is as of April 4, 2022, unless otherwise indicated.
References to “we”, “us”, “our”, “GFL” and “the Company” refer to GFL Environmental Inc. and all entities controlled by it unless the context otherwise requires. “You” and “your” refer to GFL shareholders. Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to Canadian dollars and all references to U.S. dollars and “US$” are to United States dollars.
Cautionary Note Regarding Forward-Looking Information
This Circular contains forward-looking statements and forward-looking information (collectively, “forward-looking information”) within the meaning of applicable securities laws. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated and is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information,
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including but not limited to the risk factors described in greater detail under the heading entitled “Risk Factors” in the AIF.
Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information contained in this Circular represents our expectations as of the date of this Circular (or as the date they are otherwise stated to be made) and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable laws.
PROXY SUMMARY
This summary highlights some of the important information contained in this Circular. It does not contain all of the information that you should consider, and you should read the entire Circular carefully before voting.
Shareholder Voting Matters and Board Recommendation
Voting Matter	Board Recommendation
Proposal 1 – Election of Directors: The nine director nominees set out below are being elected to hold office until the close of the next annual meeting or until their respective successors are elected or appointed (page 11).	FOR each director nominee
Proposal 2 – Appointing KPMG LLP as auditor: KPMG LLP is being appointed as the Company’s external auditor until the next annual general meeting of shareholders or until a successor auditor is appointed and that the Board be authorized to fix the auditor’s remuneration (page 23).	FOR

Proposal 3 – Consideration of Company Approach to Executive Compensation: The Company is providing shareholders with the opportunity to consider an advisory non-binding resolution on the Company's approach to executive compensation disclosed in the Circular (the “Say on Pay Advisory Resolution”) (page 23).
FOR
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Nominees for Directors
Name	Age	Tenure	Independent	Audit	Nomination Governance and Compensation
Patrick Dovigi	42	Since 2007
Dino Chiesa	73	Since 2007	✔	✔	✔
Arun Nayar	71	Since 2018	✔	✔	✔
Paolo Notarnicola	47	Since 2018	✔		✔
Ven Poole	60	Since 2018
Blake Sumler	51	Since 2018	✔
Raymond Svider	59	Since 2018	✔
Violet Konkle	68	Since 2021	✔	✔
Jessica McDonald	53	Since 2022	✔		✔
Company Highlights
GFL is the fourth largest diversified environmental services company in North America, as measured by revenue and North American operating footprint. We have secured our significant footprint and leadership position in the environmental solutions market through continual innovation, strategic and targeted growth, an inherent commitment to sustainability and investing in our employees and communities. Our disciplined ability to identify, execute and integrate value enhancing acquisitions has been a key driver of our growth to date. Since commencing operations in 2007, we have completed over 180 acquisitions.
Since our IPO, the price of our subordinate voting shares on the New York Stock Exchange (“NYSE”) increased from an IPO price of US$19.00 to US$37.85 on December 31, 2021. During Fiscal 2021, the price of our subordinate voting shares on the NYSE increased from US$27.80 on January 4, 2021 to US$37.85 on December 31, 2021, an increase of approximately 36%. This growth was driven in part by our executive team’s ability to execute on our strategy to grow the business, including organically and through acquisition, despite the continued impact of the COVID-19 pandemic in many of the markets we serve, in particular in Canada.
2021 Executive Compensation Program
•
Pay-for-Performance (page 33);

•
Introduction of performance-based options (page 35);

•
Sustainability and safety targets, goals and objectives as part of NEO incentive compensation (page 34);

•
Long-Term Incentive Plan (page 35);

•
Double-trigger change of control for our CEO and other NEOs (page 38);

•
Compensation Clawback Policy (page 37);

•
Anti-Hedging Policy (page 37);

•
Independent compensation consultant and peer group benchmarking (page 31); and

•
“Say on Pay” vote (page 23).

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Corporate Governance and Risk Management Highlights
•
Majority Voting Policy for the election of directors (page 13);

•
Code of Ethics (page 55);

•
Minimum Share Ownership Guidelines for our eligible directors and NEOs (page 36);

•
Environmental, Social and Governance initiatives (page 59);

•
Retention of independent executive search consultant to assist with CEO succession plan (page 59);

•
Skills Matrix for the assessment of Board composition and skills (page 53);

•
Addition of a second female director to our Board (page 61); and

•
Commitment to achieve 30% female Board representation by our next annual meeting (page 61).

Important Information
As a GFL shareholder, it is important that you read the information in the Circular carefully and then vote your shares, either by proxy or by attending the online Meeting. Whether or not you plan to attend the Meeting, we encourage you to vote and submit your proxy in order to ensure the presence of a quorum. The Notice Package will explain how to access and review the Meeting Materials. The Meeting Materials, as well as the AIF, can be viewed under the Company’s profile on SEDAR at http://sedar.com and EDGAR at http://sec.gov. The Annual Report, which includes the AIF, and can be viewed under the Company’s profile on EDGAR at http://sec.gov and on the Company’s website at http://investors.gflenv.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Notice and is not incorporated by reference herein.
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GENERAL INFORMATION
As a registered shareholder, you have the right to attend and vote at the Meeting as set out in this Circular. Please read this Circular, as it gives you information that you need to know to cast your vote. We also encourage you to read our 2021 Financial Statements and 2021 MD&A (each as defined below). The following information provides guidance on how to vote your shares.
Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves or a third party as proxyholder) will be able to attend and vote at the Meeting online. Non-registered shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but guests will not be able to vote at the Meeting.
The information in this document is as of April 4, 2022, unless otherwise indicated.
References to “we”, “us”, “our”, “GFL” and “the Company” refer to GFL Environmental Inc. and all entities controlled by it unless the context otherwise requires. “You” and “your” refer to GFL shareholders. Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to Canadian dollars and all references to U.S. dollars and “US$” are to United States dollars. If you have any questions about any of the information in this Circular, please contact Mindy Gilbert, Executive Vice President and Chief Legal Officer at mgilbert@gflenv.com.
Voting Information
As a shareholder of GFL, it is very important that you read this information carefully and then vote your shares, either by proxy or by attending the online Meeting.
Voting by proxy means that you are giving the person or people named on your proxy form (each a “proxyholder”) the authority to vote your shares for you at the Meeting or any adjournment or postponement thereof. A proxy form or voting instruction form, as applicable, is included in the Notice Package.
If you vote by proxy, the individuals who are named on the proxy form will vote your shares for you, unless you appoint someone else to be your proxyholder. You have the right to appoint another person of your choice who need not be a shareholder to represent you at the Meeting. If you appoint someone else, they must attend the online Meeting to vote your shares. See “How to Vote – Registered Shareholders” or “How to Vote – Non-Registered Shareholders” for additional information.
If you are voting your shares by proxy, our transfer agent, Computershare Investor Services Inc. (“Computershare”), must receive your signed proxy form by 10:00 a.m. (Eastern Time) on May 16, 2022 or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed meeting. The time limit for deposit of proxies may be waived by the chair of the Meeting (the “Chair of the Meeting”) in the Chair of the Meeting’s sole discretion without notice.
How to Attend the Online Meeting
To mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders resulting from the unprecedented public health impact of COVID-19, we will hold our Meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will not be able to physically attend the Meeting.
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Registered Shareholders (as defined below) and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/477001722. Such persons may enter the Meeting by clicking “I have a login” and entering a username and the case sensitive password “gfl2022” before the start of the Meeting. The username for registered shareholders is the 15-digit control number located on the form of proxy you received. The username for duly appointed proxyholders will be provided to you by Computershare after the voting deadline has passed.
Guests, including Non-Registered Shareholders (as defined below) who have not duly appointed themselves as a proxyholder, can login to the Meeting by clicking “I am a guest” and completing the online form. Guests will be able to listen to the Meeting, but will not be able to vote at the Meeting. See “How to Vote – Registered Shareholders” or “How to Vote – Non-Registered Shareholders” for additional information on voting at the Meeting and additional information on appointing yourself as a proxyholder and registering with Computershare.
Meeting attendees can ask questions prior to or during the Meeting by following the instructions on the Meeting website. Questions relevant to the business of GFL or the Meeting may be submitted in the field provided by the virtual Meeting platform. An audio recording of the Meeting, including the question and answer segment, will be available on our website at http://investors.gflenv.com after the Meeting.
If you attend the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 10:00 a.m. (Eastern Time) on May 18, 2022, unless otherwise adjourned or postponed. Online check-in will begin one hour prior to the Meeting, at 9:00 a.m. (Eastern Time). You should allow ample time for online check-in procedures. If you have difficulty accessing the Meeting, live technical support will be available on the virtual Meeting platform.
In addition, the virtual Meeting webcast provider, Lumi, provides a Virtual AGM Shareholder Support - Frequently Asked Questions page, including an online chat feature, on its website available at: https://www.lumiglobal.com. Information included on the Lumi website is not incorporated by reference into and does not form a part of this Circular.
How to Vote – Registered Shareholders
You are a registered shareholder (“Registered Shareholder”) if your name appears on your share certificate or on a Direct Registration System Advice or Statement. If you are a Registered Shareholder, you will receive a proxy form.
Voting by Proxy Before the Meeting
You may vote before the Meeting by completing your form of proxy in accordance with the instructions provided therein. Registered Shareholders have three options to vote by proxy:
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Online:	Go to www.investorvote.com and follow the instructions on screen. You will need the 15-digit control number listed on your proxy. You do not need to return your proxy form if you vote on the Internet.
By Mail or Courier:
Complete, sign and date the proxy form and return it in the envelope we have provided to 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, Attn: Proxy Department. Proxies must be returned in advance of the deadline. Please see the form of proxy for more information.

By Telephone:
Call 1-866-732-8683 from a touch tone telephone and follow the instructions provided.
You will need the 15-digit control number listed on your proxy.
You do not need to return your proxy form if you vote by telephone.

If you vote by proxy, the individuals named on the proxy form will vote your shares for you unless you appoint someone else to be your proxyholder. You have the right to appoint another person of your choice who need not be a shareholder to represent you at the Meeting, (a “third-party proxyholder”) other than the persons designated in the proxy form. See below under “Appointment of a Third-Party as Proxy” for instructions.
Appointment of a Third-Party as Proxy
If you wish to appoint a third-party proxyholder to represent you and vote your shares at the Meeting, you MUST submit your form of proxy appointing that third-party proxyholder prior to registering such proxyholder with our transfer agent, Computershare. Registering your third-party proxyholder with Computershare is an additional step to be completed AFTER you have submitted your form of proxy. Failure to register the proxyholder will result in the proxyholder not receiving a username that is required for them to vote at the Meeting and, consequently, only being able to attend the Meeting as a guest.
•
Step 1: Submit your form of proxy:  To appoint a third-party proxyholder, insert such person’s name in the blank space provided in the form of proxy and follow the instructions for submitting such form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy.

•
Step 2: Register your proxyholder:  To register a third-party proxyholder, shareholders MUST visit http://computershare.com/GFL and provide Computershare with their proxyholder’s contact information by no later than 10:00 a.m. (Eastern Time) on May 16, 2022, or 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of any adjournment(s) or postponement(s) of the Meeting. Computershare will then provide the proxyholder with a username by email after the proxy voting deadline has passed. See “How to Attend the Online Meeting” for additional information on how to login to the Meeting. Without a username, proxyholders will not be able to vote at the Meeting but will be able to attend as a guest.

Make sure that the person you appoint as your third-party proxyholder is aware that he or she has been appointed and attends the Meeting.
Voting Online at the Meeting
If you are a Registered Shareholder and choose to vote online at the Meeting, you do not need to complete or return your proxy form. Simply login to the Meeting and complete a ballot online during the Meeting. The 15-digit control number located on the proxy form is
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the username for purposes of logging in to the Meeting. If you are a duly appointed proxyholder, your username will have been provided to you by Computershare. See “How to Attend the Online Meeting” for additional information on how to login to the Meeting.
Changing or Revoking your Vote
You can change a vote you made by proxy by:
•
voting again online at www.investorvote.com before 10:00 a.m. (Eastern Time) on May 16, 2022; or

•
completing a proxy form or voting instruction form, as applicable, that is dated later than the proxy form or voting instruction form you are changing and providing it to Computershare so that it is received before 10:00 a.m. (Eastern Time) on May 16, 2022.

You can revoke a vote you made by proxy by:
•
completing a proxy form or voting instruction form, as applicable, that is dated later than the proxy form or voting instruction form you are revoking and providing it to Computershare so that it is received before 10:00 a.m. (Eastern Time) on May 16, 2022;

•
sending a revocation notice in writing to the Corporate Secretary of the Company at its registered office so that it is received at any time up to and including the last business day before the date of the Meeting or any adjournment or postponement thereof; or

•
requesting from the Chair of the Meeting in writing on the day of the Meeting or any adjournment or postponement thereof that your proxy be revoked.

The written request can be from you or your authorized attorney.
If as a Registered Shareholder you are using your 15-digit Control Number to login to the Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you vote by online ballot at the Meeting, you will be revoking any and all previously submitted proxies for the Meeting. If you do not vote by online ballot at the Meeting, your previously submitted proxies will not be revoked and will continue to be counted by Computershare in tabulating the vote with respect to the matters put forth at the Meeting.
How to Vote – Non-Registered Shareholders
You are a non-registered (or beneficial) shareholder (a “Non-Registered Shareholder”) if your shares are registered in the name of an intermediary such as a bank, trust company, securities dealer, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans (each an “Intermediary”) or in the name of a depository (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. If so, your shares will not be registered in your name on our records. Unless you instruct your Intermediary to vote in accordance with their request for voting instructions, they are generally prohibited from voting your shares, as shares should only be voted upon instructions of the beneficial holder. To vote by proxy before the Meeting, complete and return the enclosed form of proxy or voting instruction form in accordance with the instructions provided therein.
You may also vote your shares online through your nominee by following the instructions provided to you by them. Please read the instructions below regarding how to vote at, or attend, the Meeting under “Voting Online at the Meeting or Appointment of a Third-Party as Proxy” in the Circular.
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If you are not sure whether you are a Registered Shareholder or a Non-Registered Shareholder, or have any questions regarding voting procedures (including your control number or username and password) or completing your proxy form or voting instruction form, please contact our transfer agent, Computershare:
Phone:	1-800-564-6253 (toll-free in Canada and the United States)	514-982-7555 (from outside Canada and the United States)
Fax:	1-888-453-0330 (toll-free in Canada and the United States)	514-982-7635 (from outside Canada and the United States)
Mail:	100 University Avenue, 8th Floor, Toronto ON M5J 2Y1
E-mail:	Service@Computershare.com
Voting Online at the Meeting or Appointment of a Third-Party as Proxy
We do not have access to the names or holdings of our Non-Registered Shareholders. If you are a Non-Registered Shareholder and wish to vote at the Meeting, or have a third-party attend and vote on your behalf, you MUST submit your voting instruction form or form of proxy (as applicable), appointing yourself or such third-party proxyholder AND you must also register yourself or such third-party proxyholder with our transfer agent, Computershare, after submitting your voting instruction form or form of proxy. Registering yourself or your third-party proxyholder with Computershare is an additional step to be completed AFTER you have submitted your voting instruction form or form of proxy. Failure to register the proxyholder will result in the proxyholder not receiving a control number that is required for them to vote at the Meeting and, consequently, only being able to attend the Meeting as a guest.
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Step 1: Submit your voting instruction form or form of proxy:  Appoint yourself or the third-party you wish to appoint as proxyholder by inserting your own name, or such third-party’s name, in the space provided on the voting instruction form or form of proxy sent to you by your Intermediary. Follow all of the applicable instructions provided by your Intermediary (including the deadline). It is important that you carefully comply with the signature and return instructions provided by your Intermediary. If you have not received a package containing a voting instruction form or form of proxy, please contact your Intermediary.

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Step 2: Register your proxyholder:  To register yourself, or the third-party you wish to appoint as your proxyholder, you must visit http://computershare.com/GFL and provide Computershare with your proxyholder’s contact information by 10:00 a.m. (Eastern Time) on May 16, 2022, or 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of any adjournment(s) or postponement(s) of the Meeting. Computershare will then provide you or the third-party proxyholder with a username by email after the proxy voting deadline has passed. See “How to Attend the Online Meeting” for additional information on how to login to the Meeting.

If you do not duly appoint yourself as proxyholder then you will only be able to attend the Meeting as a guest. Guests will be able to listen to the Meeting, but will not be able to vote at the Meeting.
If you are a Non-Registered Shareholder located in the United States and wish to vote at the Meeting or, if permitted, appoint a third-party as your proxyholder, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the proxy form or the voting instruction form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to
GFL ENVIRONMENTAL INC.   |   2022 INFORMATION CIRCULAR      5

Computershare. Requests for registration from Non-Registered Shareholders located in the United States that wish to vote at the Meeting or, if permitted, appoint a third-party as their proxyholder must be sent by email to uslegalproxy@computershare.com, or by courier to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, and, in both cases must be labeled “Legal Proxy” and received no later than the voting deadline of 10:00 a.m. (Eastern Time) on May 16, 2022 or 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of any adjournment(s) or postponement(s) of the Meeting. Non-Registered Shareholders located in the United States must also register their proxyholder with Computershare as described above.
Revoking your Vote
A Non-Registered Shareholder may revoke a voting instruction form or proxy which has been given to an Intermediary by written notice to the Intermediary or by submitting a voting instruction form or proxy bearing a later date in accordance with the applicable instructions. In order to ensure that an Intermediary acts upon a revocation of a proxy or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.
Exercise of Discretion of Proxyholders
You can choose to vote “For”, or “Withhold” or “Against”, as applicable, on the items listed on the proxy form or voting instruction form. When you sign the proxy form, you authorize the directors and/or officers of the Company who are named in the proxy form to vote your shares for you at the Meeting according to your instructions, unless you have appointed a third-party proxyholder to act as your proxy. If you return your proxy form and do not tell us how you want to vote your shares, your shares will be voted (i) FOR electing the nominee directors who are listed in the Circular; (ii) FOR appointing KPMG LLP (“KPMG”) as auditor of GFL and authorizing the Board to set the auditor’s remuneration; and (iii) FOR the Say on Pay Advisory Resolution. If you do not specify how you want your shares voted, your proxyholder will vote your shares as they see fit on each item and on any other matter that may properly come before the Meeting.
In addition, the enclosed form of proxy and any voting instructions confer discretionary authority upon the persons named therein with respect to matters not specifically mentioned in the Notice but which may property come before the Meeting or any adjournment or postponement thereof, and with respect to amendments or variations to matters identified in the Notice. As of the date hereof, management of the Company is not aware of any such amendments, variations or other matters to come before the Meeting other than matters referred to in the Notice and routine matters incidental to the conduct of the Meeting. If any further business is properly brought before the Meeting, it is intended that the persons appointed as proxyholder will vote on such other business matters in such manner as such persons then consider being proper.
Record Date and Quorum
The Board has fixed the close of business on April 4, 2022 as the record date (the “Record Date”) for determining shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournment or postponement thereof. No shareholder who becomes a shareholder of record after the Record Date will be entitled to vote at the Meeting, or any adjournment or postponement thereof.
The quorum for any meeting of shareholders is at least two holders present in person or represented by proxy who, together, hold not less than 25% of the voting rights attaching to our outstanding shares entitled to be voted at the meeting.
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Votes Necessary to Pass Resolutions
You have one vote for each subordinate voting share and 10 votes for each multiple voting share you held on April 4, 2022. You have one vote for each Series A convertible preferred share or Series B convertible preferred share (collectively, the “Convertible Preferred Shares”) you held on April 4, 2022, provided that you are deemed to have held such number of Convertible Preferred Shares that is equal to the number of subordinate voting shares into which your Convertible Preferred Shares were convertible pursuant to the terms of the applicable Convertible Preferred Shares as of such date. As at the close of business on April 4, 2022, 326,237,448 subordinate voting shares, 12,062,964 multiple voting shares and 33,399,101 subordinate voting shares issuable upon conversion of the Convertible Preferred Shares were entitled to be voted at the Meeting.
Each holder of Convertible Preferred Shares is entitled to vote, to the greatest extent possible, with holders of subordinate voting shares and multiple voting shares as a single class. For purposes of the Meeting, our subordinate voting shares, multiple voting shares and Convertible Preferred Shares vote together as a single class. Please see “Other Important Information – Voting Securities” in this Circular for more information.
Each of the items to be voted upon at the Meeting, as set forth in the Notice, will be determined by a majority of votes cast at the Meeting by proxy or online. For details concerning the Company’s majority voting policy with respect to the election of directors, see “Proposal 1 – Election of Directors – Majority Voting Policy”.
Computershare will count and tabulate the votes for us.
Additional Information
Solicitation of Proxies
The information contained in this Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company to be used at the Meeting and for the purposes set forth in the Notice. It is expected that the solicitation of proxies will be primarily by mail but proxies may also be solicited personally by telephone or other electronic means by management of the Company, including its directors and officers, without special compensation. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.
Delivery of Meeting Materials
The Notice Package is being mailed to Registered Shareholders through our transfer agent, Computershare, and to Non-Registered Shareholders through their intermediaries. The Company intends to pay for intermediaries to forward such Notice Package to objecting beneficial owners under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer. Shareholders who have previously provided standing instructions will receive a copy of the Meeting Materials. Shareholders may also contact Computershare to obtain paper copy of the Meeting Materials. See “Notice and Access”.
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General Enquiries
For general shareholder enquiries, you can contact our transfer agent, Computershare:
Phone:	1-800-564-6253 (toll-free in Canada and the United States)	514-982-7555 (from outside Canada and the United States)
Fax:	1-888-453 0330 (toll-free in Canada and the United States)	514-982 7635 (from outside Canada and the United States)
Mail:	100 University Avenue, 8th Floor, Toronto ON M5J 2Y1
E-mail:	Service@Computershare.com
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BUSINESS OF THE MEETING
The business of the Meeting will be the following items:
Receiving the Audited Annual Financial Statements
At the Meeting, shareholders will receive and consider the Company’s audited annual financial statements for the year ended December 31, 2021 (“Fiscal 2021”), including the auditor’s report thereon (the “2021 Financial Statements”). The 2021 Financial Statements, together with the management’s discussion and analysis thereon (the “2021 MD&A”), are available on the Company’s website at http://investors.gflenv.com, on SEDAR at http://sedar.com, and the Company’s annual report on Form 40-F for the year ended December 31, 2021 (the “Annual Report”), which includes the 2021 Financial Statements and 2021 MD&A, is available under the Company’s profile on EDGAR at http://sec.gov.
Proposal 1 – Election of Directors
The Board recommends that the nine persons identified in the section “Election of Directors” be elected to serve on the Company’s board of directors (the “Board”). Directors elected at the Meeting will serve, subject to our Articles (the “Articles”) and the Business Corporations Act (Ontario) (the “OBCA”), until the end of the next annual shareholder meeting or until their successors are elected or appointed. All of the individuals who have been nominated as directors are currently members of the Board and have been since prior to our initial public offering on March 5, 2020 (the “IPO”) with the exception of Violet Konkle, who joined our Board effective February 23, 2021, and Jessica McDonald, who joined our Board effective February 10, 2022.
Proposal 2 – Appointment of Auditor
The Board recommends that KPMG LLP (“KPMG”) be appointed as auditor, and that the Board be authorized to fix the auditor’s remuneration. KPMG was appointed as the Company’s auditor on August 20, 2021, subject to the ratification of shareholders at the Meeting. The auditor will serve until the end of the next annual shareholder meeting or until a successor is appointed. Please see “Proposal 2 – Appointment of Independent Auditor” in this Circular for more information.
Information concerning the fees paid to the auditors of the Company for Fiscal 2021 and for the year ended December 31, 2020 (“Fiscal 2020”) may be found in the Company’s annual information form for the year ended December 31, 2021 (the “AIF”) under the section “Auditor Service Fees”. The AIF is available under the Company’s profile on SEDAR at http://sedar.com, and the Annual Report, which includes the AIF, is available under the Company’s profile on EDGAR at http://sec.gov.
Proposal 3 – Say on Pay Advisory Resolution
The Board recommends that the Say on Pay Advisory Resolution be approved. Our Nomination, Governance and Compensation Committee (the “NGC Committee”) and the Board spend considerable time and effort overseeing the Company’s executive compensation program, and are satisfied that the policies and practices in place align the interests of our executive officers with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business, and providing incentives that encourage growth balanced with appropriate levels of risk-taking and a strong pay-for-performance relationship. This executive compensation approach allows the Company to attract, retain and motivate high quality and high performing senior executives who will be incented to optimize business performance and enhance shareholder value. As this is an advisory vote, the results will not be binding upon the Board. However, the NGC Committee will review and analyze the voting results and, as appropriate, take into account such results when reviewing executive compensation policies and programs in the future.
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Considering Other Business
We will consider any other business that may properly come before the Meeting. As of the date of this Circular, we are not aware of any changes to the items above or any other business to be considered at the Meeting. If there are changes or new items, your proxyholder can vote your shares on these items as he or she sees fit. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.
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PROPOSAL 1 – ELECTION OF DIRECTORS
Our Articles provide that the Board shall consist of a minimum of three and a maximum of fifteen directors, with the actual number to be determined from time to time by the Board. Our Board currently consists of nine directors. Under the OBCA, a director may be removed with or without cause by a resolution passed by an ordinary majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are elected by our shareholders at each annual meeting of shareholders, and all directors will hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed. Between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors. Certain aspects of the composition and functioning of our Board may be subject to the rights of the Investors under the Investor Rights Agreements (each as defined below), which, among other things, provide for certain director nomination rights. See “Investor Rights Agreements” below. Subject to such agreements, nominees for election as directors will be recommended to our Board by our NGC Committee in accordance with the provisions of applicable corporate law and the charter of our NGC Committee.
The Board unanimously recommends voting FOR the resolution to elect each of the nominated directors.
If you do not specify how you want your shares voted, the individuals named as proxyholders in the proxy form intend to cast the votes represented by proxy at the Meeting FOR the election as directors of each of the nominee directors listed in this Circular.
All nominees have established their eligibility and willingness to serve as directors. As of the date hereof, management of the Company does not expect that any of the nominees will be unable to serve as a director. However, if, for any reason, at the time of the Meeting, any of the nominees are unable to serve and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.
Investor Rights Agreements
Effective at the closing of the IPO, we entered into investor rights agreements (the “Investor Rights Agreements”) with each of BC Partners Advisors L.P. (“BC Partners”), Ontario Teachers’ Pension Plan Board, (collectively with the funds, partnerships, investment vehicles or other entities affiliated therewith or managed, advised or controlled thereby, “Ontario Teachers”), Magny Cours Investment Pte Ltd. (“GIC”) and Patrick Dovigi, Josaud Holdings Inc., Josaud II Holdings Inc., Sejosa Holdings Inc. and Sejosa II Holdings Inc. (collectively, the “Dovigi Group”, and together with BC Partners, Ontario Teachers and GIC, the “Investors”) with respect to certain director nomination rights, governance matters and pre-emptive rights.
The following is a summary of the material attributes and characteristics of the Investor Rights Agreements. This summary is qualified in its entirety by reference to the provisions of the Investor Rights Agreements, which contain a complete statement of those attributes and characteristics. The Investor Rights Agreements are filed with the Canadian securities regulatory authorities and available on SEDAR at http://sedar.com and with the U.S. Securities and Exchange Commission (“SEC”) on EDGAR at http://sec.gov.
The Investor Rights Agreements provide that BC Partners is entitled to nominate:
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40% of our directors (rounding up to the nearest whole number) for so long as it beneficially owns or controls, directly or indirectly, at least 30% of the issued and outstanding shares;

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30% of our directors (rounding up to the nearest whole number) for so long as it beneficially owns or controls, directly or indirectly, between 20% and 29.9% of the issued and outstanding shares;

GFL ENVIRONMENTAL INC.   |   2022 INFORMATION CIRCULAR      11

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20% of our directors (rounding up to the nearest whole number) for so long as it beneficially owns or controls, directly or indirectly, between 10% and 19.9% of the issued and outstanding shares; and

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10% of our directors (rounding up to the nearest whole number) for so long as it beneficially owns or controls, directly or indirectly, between 5% and 9.9% of the issued and outstanding shares.

The Investor Rights Agreements also provide that Ontario Teachers and GIC are each entitled to nominate 10% of our directors (rounding up to the nearest whole number) for so long as it beneficially owns or controls, directly or indirectly, at least 5% of the issued and outstanding shares.
The Investor Rights Agreements provide that the Dovigi Group is entitled to nominate 10% of our directors (rounding up to the nearest whole number) until such time as the multiple voting shares held by the Dovigi Group automatically convert to subordinate voting shares pursuant to our Articles. Additionally, for so long as Patrick Dovigi is our Chief Executive Officer, he will be nominated as a director and upon election he is entitled to be the Chairman of our Board. Notwithstanding the foregoing, Patrick Dovigi is entitled to resign as the Chairman at any time. Upon Patrick Dovigi ceasing to be a director, or in the event Patrick Dovigi does not wish to be the Chairman, then the Chairman shall be appointed by our Board.
Each of the Investors will not vote against or withhold their vote in respect of the other Investors’ nominees. Additionally, the Investor Rights Agreements provide that, for so long as BC Partners beneficially owns or controls, directly or indirectly, at least 15% of the issued and outstanding shares, the Dovigi Group is only permitted to vote the multiple voting shares that it holds in a manner consistent with the recommendation of the director nominees of BC Partners on our Board; provided that the Dovigi Group is not required to vote the multiple voting shares that it holds in a manner consistent with the recommendation of the director nominees of BC Partners on any matter that will disproportionally adversely affect the Dovigi Group’s economic or voting interest or is reasonably expected to disproportionally adversely affect the Dovigi Group’s economic or voting interest relative to BC Partners.
Notwithstanding the Investor Rights Agreements, and recognizing the importance of maintaining a Board composed of individuals with diverse experiences and perspectives, the Company retained an executive search firm to assist in identifying the two most recently appointed directors, Ms. Konkle and Ms. McDonald.
Advance Notice Provisions
We have included certain advance notice provisions with respect to the election of our directors in our by-laws (the “Advance Notice Provisions”). Our Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions are eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.
Under the Advance Notice Provisions, a shareholder wishing to nominate a director is required to provide us notice, in the prescribed form, within the prescribed time periods. The Advance Notice Provisions provide requirements for proper written form of notice, which must include information relating to: (i) the person whom a shareholder proposes to nominate for election as a director (the “proposed nominee”), including but not limited to the number of securities beneficially owned, or controlled or directed, directly or indirectly, by the proposed nominee and relationship between the nominating shareholder and the person nominated as a director; and (ii) the shareholder who is providing the notice, and each beneficial owner, if any, on whose behalf the nomination is made (the “nominating shareholder”), including but not limited to the number of securities beneficially owned, or controlled or directed, directly
12      GFL ENVIRONMENTAL INC.   |   2022 INFORMATION CIRCULAR

or indirectly, by the nominating shareholder and its joint actors, if any, any interests in, or rights or obligations associated with any agreement which alters the person’s economic interest in a security of the Company or economic exposure to the Company, representation as to whether such person intends to deliver a proxy circular and/or form of proxy, and in each case, any other information that may be required by applicable laws. The prescribed time periods under the Advance Notice Provisions are (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (each such date being the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date, and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.
A copy of the Company’s Articles is available on our website at http://investors.gflenv.com and under the Company’s profile on SEDAR at http://sedar.com and on EDGAR at http://sec.gov.
Majority Voting Policy
In accordance with the requirements of the Toronto Stock Exchange (“TSX”), our Board has adopted a “Majority Voting Policy” to the effect that if a nominee for election as a director receives a greater number of votes “withheld” than votes “for”, the nominee will promptly tender his or her resignation following the meeting of shareholders at which the director was elected. Our NGC Committee will consider such resignation and make a recommendation to our Board whether or not to accept it. Our Board will promptly accept the resignation unless it determines, in consultation with our NGC Committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. Our Board will make its decision and announce it in a press release within 90 days following the meeting of our shareholders. A director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of our Board or our NGC Committee at which the resignation is considered.
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Description of Proposed Director Nominees
The following sets out certain information regarding each of our nominee directors:
PATRICK DOVIGI President, Chief Executive Officer and Chairman of our Board Age: 42 Ontario, Canada Director Since: 2007 Non-Independent: Mr. Dovigi is currently an executive officer of the Company.
Mr. Dovigi is the Founder, President and CEO and Chairman of the Board of GFL. In 2007, Mr. Dovigi had a vision to create a company that is a “one stop shop” provider of environmental solutions. Since then, drawing on the discipline he learned in his earlier hockey career, Mr. Dovigi has driven GFL to become the 4th largest environmental services company in North America. Mr. Dovigi has instilled an entrepreneurial culture in GFL’s leadership team with a focus on operational excellence, sustainability and safety as core values. In 2017, he was recognized by Waste360 with a Top 40 under 40 award, and in the EY Entrepreneur of the YearTM Ontario Awards, as Entrepreneur of the Year in the Power & Utilities Sector. Mr. Dovigi currently serves on the board of directors of the Toronto General & Western Hospital Foundation.

Board/Committee Membership(1)	2021 Meeting Attendance	Public Company Directorships
Board	6/6 (100%)	N/A
Securities Held or Controlled as of April 4, 2022:
Total Securities	Total Market Value of Securities(2)	Minimum Shareholding Requirements(3)	Meets or Exceeds Shareholding Requirements
12,062,964 Multiple Voting Shares	$578,901,642	5x annual base salary ($9,866,490)	Yes (314x	)
19,247,801 Options	$150,511,207
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DINO CHIESA Lead Independent Director Age: 73 Ontario, Canada Director Since: 2007 Independent.
Mr. Chiesa has served as a member of our Board since 2007. Mr. Chiesa is the Principal of Chiesa Group, a commercial real estate developer and investor founded by Mr. Chiesa in 1990, and a past chair of Canada Mortgage and Housing Corporation, one of Canada’s largest financial institutions. Mr. Chiesa is the Chair of the board of directors of Sienna Senior Living Inc. (TSX: SIA) and a current member of the Board of Trustees of Morguard North American Residential REIT. From 2004 to 2010, he served as Trustee and Vice Chair of Canadian Apartment Properties Real Estate Investment Trust (CAP REIT), a TSX listed Canadian residential real estate investment trust. From 1999 to 2004, he served as Chief Executive Officer of Residential Equities Real Estate Investment Trust, prior to its merger with CAP REIT. Mr. Chiesa is also a former Director of Dynacare Laboratories Inc., former Member of the Board of Trustees of Sunrise Senior Living Real Estate Investment Trust, and formerly served on the board of two public hospitals. From 1989 to 1999, Mr. Chiesa held several positions within the Government of Ontario, including Assistant Deputy Minister, Municipal Affairs and Housing and Chief Executive Officer of each of Ontario Housing Corporation and Ontario Mortgage Corporation. Mr. Chiesa is the Immediate Past Chair of the Board of Directors of Create TO, an organization established by the City of Toronto to manage the City’s real estate portfolio, one of the most expansive, diverse and valuable real estate portfolios in North America. Mr. Chiesa was previously a member of the Expert Advisory Committee on Real Estate Development at Ryerson University. Additionally, he is active in the charitable sector, including in his role as Chair at Villa Charities. Mr. Chiesa holds a Bachelor of Arts in Economics from McMaster University.

Board/Committee Membership(1)	2021 Meeting Attendance	Public Company Directorships
Board Audit Committee NGC Committee	6/6 (100%) 5/5 (100%) 3/3 (100%)	Sienna Senior Living Inc. Morguard North American Residential REIT
Securities Held or Controlled as of April 4, 2022:
Total Securities(5)	Total Market Value of Securities(2)	Minimum Shareholding Requirements(3)	Meets or Exceeds Shareholding Requirements
12,592 Subordinate Voting Shares	$604,290	3x annual cash board retainer ($470,063)	Yes (9x	)
11,620 Deferred Share Units	$557,644
6,298 Legacy Option Shares	$302,241
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ARUN NAYAR Age: 71 Florida, United States Director Since: 2018 Independent.
Mr. Nayar has served as a member of our Board since 2018. Mr. Nayar retired in December 2015 as Executive Vice President and Chief Financial Officer of Tyco International, an over US$10 billion fire protection and security company, where he was responsible for managing the company’s financial risks and overseeing its global finance functions, including tax, treasury, mergers and acquisitions, audit and investor relations teams. Mr. Nayar joined Tyco International as Senior Vice President and Treasurer in 2008 and was also Chief Financial Officer of Tyco International’s ADT Worldwide. From 2010 until 2012, Mr. Nayar was Senior Vice President, Financial Planning & Analysis, Investor Relations and Treasurer. Prior to joining Tyco International, Mr. Nayar spent six years at PepsiCo, Inc., most recently as Chief Financial Officer of Global Operations and, before that, as Vice President and Assistant Treasurer – Corporate Finance. Mr. Nayar currently serves on the board of directors of Amcor PLC (NYSE: AMCR), a manufacturer of packaging products and also serves on the board of directors of Rite Aid (NYSE: RAD), a leading retail drugstore in the United States. Mr. Nayar previously served on the board of directors and was Chairman of the Audit Committee of TFI International Inc. (NYSE: TFII), a leader in the transportation and logistics industry. Mr. Nayar is also Senior Advisor to McKinsey and Company. Mr. Nayar brings over 40 years of financial experience to the board of directors of GFL. His experience as a chief financial officer provides useful insights into operational and financial metrics relevant to GFL’s business. Mr. Nayar holds a Bachelor of Arts in Economics from Delhi University and is a fellow of the Institute of Chartered Accountants in England & Wales.

Board/Committee Membership(1)	2021 Meeting Attendance	Public Company Directorships
Board Audit Committee (Chair) NGC Committee	6/6 (100%) 5/5 (100%) 3/3 (100%)	Amcor PLC Rite Aid
Securities Held or Controlled as of April 4, 2022:
Total Securities(5)	Total Market Value of Securities(2)	Minimum Shareholding Requirements(3)	Meets or Exceeds Shareholding Requirements
38,205 Subordinate Voting Shares	$1,833,458	3x annual cash board retainer ($470,063	Yes (18x	)
11,620 Deferred Share Units	$557,644
8,139 Legacy Option Shares	$390,591
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PAOLO NOTARNICOLA Age: 47 New York, United States Director Since: 2018 Independent.
Mr. Notarnicola has served as a member of our Board since 2018. Mr. Notarnicola is a Partner at BC Partners and led the investment team on GFL. Mr. Notarnicola is a Canadian citizen resident in the United States, overseeing the firm’s investment activities in Canada as well as the Business Services sector in North America. Mr. Notarnicola joined BC Partners in New York in November 2014. At BC Partners, Mr. Notarnicola is also a Director of GardaWorld and was previously a Director of Accudyne Industries. Previously, Mr. Notarnicola spent more than eight years at KKR, where he was first a member of its operations team, KKR Capstone, and was subsequently responsible for developing its investment activities in Canada. He is also intimately familiar with the environmental services sector having acted as the lead operating partner in two waste management deals, AVR and Van Gansewinkel, during his prior career at KKR Capstone. Prior to that, Mr. Notarnicola was an investment banker at Lazard Canada and also spent five years as a management consultant with McKinsey & Co. in Canada, the United States and Italy. Mr. Notarnicola holds an M.Sc. degree, summa cum laude from L. Bocconi University and an MBA with high distinction (Baker Scholar) from Harvard Business School. He is a Certified Turnaround Professional (CTP).

Board/Committee Membership(1)	2021 Meeting Attendance	Public Company Directorships
Board NGC Committee (Chair)	6/6 (100%) 3/3 (100%)	N/A
Securities Held or Controlled as of April 4, 2022:
Total Securities	Total Market Value of Securities(2)	Minimum Shareholding Requirements(3)(4)	Meets or Exceeds Shareholding Requirements
None	nil	N/A	N/A
VEN POOLE Age: 60 North Carolina, United States Director Since: 2018 Non-Independent: Mr. Poole was an employee of the Company until February 2020.
Mr. Poole has served as a member of our Board since 2018. Mr. Poole joined Waste Industries in 1990 and served as its Chairman and Chief Executive Officer immediately prior to our acquisition of Waste Industries. From 2002 through 2008, Mr. Poole served as Vice President, Corporate Development of Waste Industries. From 1995 through 2002, Mr. Poole served as Director of Support Services and from 1990 through 1995, he served as Risk Management Director. He holds a B.S. in Aerospace Engineering from North Carolina State University. Mr. Poole has more than 30 years of experience in the solid waste industry and was recently inducted into the National Waste & Recycling Hall of Fame. He currently serves on the boards of directors of the Environmental Research and Education Foundation (Vice Chairman), Detachable Container Association, the NC State University Entrepreneurship Initiative and St. David’s School (Treasurer) and is a member of the board of trustees of North Carolina State University.

Board/Committee Membership(1)	2020 Meeting Attendance	Public Company Directorships
Board	6/6 (100%)	N/A
Securities Held or Controlled as of April 4, 2022:
Total Securities	Total Market Value of Securities(2)	Minimum Shareholding Requirements(3)	Meets or Exceeds Shareholding Requirements
10,665,830 Subordinate Voting Shares	$511,853,182	3x annual cash board retainer ($376,050	Yes (4,088x	)
11,620 Deferred Share Units	$557,644
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BLAKE SUMLER Age: 51 Ontario, Canada Director Since: 2018 Independent.
Mr. Sumler has served as a member of our Board since 2018. Mr. Sumler is the Managing Director, Diversified Industrial and Business Services in the Private Capital group at Ontario Teachers’ Pension Plan Board. He joined Ontario Teachers in 2013 and has worked in private equity for more than 15 years. At Ontario Teachers, Mr. Sumler leads the Diversified Industrials and Business Services team and sits on boards of directors of portfolio companies including PODS (APLPD Holdco, Inc.). Previously, Mr. Sumler was a Senior Vice President at Callisto Capital, a mid market Toronto based private equity firm focused on buyouts and growth capital investments in Canada. Prior to that Mr. Sumler’s varied work experience included investment management at a hedge fund, equity research and debt syndication. Mr. Sumler is a CPA and a CFA charterholder. He holds a BA (Chartered Accounting) and a Master of Accounting from the University of Waterloo. Additionally, he is a graduate of the Institute of Corporate Directors.

Board/Committee Membership(1)	2021 Meeting Attendance	Public Company Directorships
Board	6/6 (100%)	N/A
Securities Held or Controlled as of April 4, 2022:
Total Securities	Total Market Value of Securities(2)	Minimum Shareholding Requirements(3)(4)	Meets or Exceeds Shareholding Requirements
9,000 Subordinate Voting Shares	$431,910	N/A	N/A
RAYMOND SVIDER Age: 59 New York, United States Director Since: 2018 Independent.
Mr. Svider has served as a member of our Board since 2018. Mr. Svider is the Chairman and a Partner of BC Partners. He joined BC Partners in 1992 and is currently based in New York. Over the years, Mr. Svider has participated and led investments in a number of sectors, including TMT, healthcare, industrials, business services, consumer and retail. He is currently Executive Chairman of PetSmart, Chairman of the Board of Chewy, Inc. (NYSE: CHWY) and Chairman of the Board of Valtech SE, and also serves on the boards of directors of Altice USA (NYSE: ATUS), Appgate, Inc. (OTCMKTS: APGT), Navex Global, GardaWorld, Presidio, Inc., Cyxtera Technologies and EAB. Mr. Svider previously served as a Director of Accudyne Industries, Teneo Global, Office Depot, Multiplan, Unity Media, Neuf Cegetel, Polyconcept, Neopost, Nutreco, UTL and Chantemur. Mr. Svider is the Chairman of the Advisory Board of the Aenova Group, and is also on the Boards of the Mount Sinai Children’s Center Foundation in New York and the Polsky Center Private Equity Council at the University of Chicago. Mr. Svider received an MBA from the University of Chicago and a Masters in Science in Engineering from both École Polytechnique and École Nationale Supérieure des Telecommunications in France.

Board/Committee Membership(1)	2021 Meeting Attendance	Public Company Directorships
Board	6/6 (100%)	Chewy, Inc. Altice USA
Securities Held or Controlled as of April 4, 2022:
Total Securities	Total Market Value of Securities(2)	Minimum Shareholding Requirements(3)(4)	Meets or Exceeds Shareholding Requirements
118,000 Subordinate Voting Shares	$5,662,820	N/A	N/A
18      GFL ENVIRONMENTAL INC.   |   2022 INFORMATION CIRCULAR

VIOLET KONKLE Age: 68 Ontario, Canada Director Since: 2021 Independent.
Ms. Konkle has served as a member of our Board since February 23, 2021. Ms. Konkle is the past President and Chief Executive Officer of The Brick Ltd. Prior to joining The Brick Ltd. in 2010 as President, Business Support, she held a number of positions with Walmart Canada, including Chief Operating Officer and Chief Customer Officer. Ms. Konkle also held a number of senior executive positions with Loblaw Companies Ltd., including Executive Vice President, Atlantic Wholesale Division. Ms. Konkle is a Director of The North West Company Inc. (TSX: NWC), Boyd Group Services Inc. (TSX: BYD) and serves on the board of directors of three privately held companies including Bailey Metal Products (Concord, ON), Elswood Investment Corporation (Vancouver, BC), and ABARTA (Pittsburgh, PA). She is a past director of Dare Foods, The Brick Ltd., Trans Global Insurance, the Canadian Chamber of Commerce and the National Board of Habitat for Humanity, as well as the Advisory Board of Longo’s Fruit Markets. Ms. Konkle holds a Bachelor of Arts and a Master of Arts, Both in Geography, from Wilfrid Laurier University, and is a graduate of the Institute of Corporate Directors.

Board/Committee Membership(1)	2021 Meeting Attendance	Public Company Directorships
Board Audit Committee	6/6 (100%) 5/5 (100%)	The North West Company Boyd Group Services Inc.
Securities Held or Controlled as of April 4, 2022:
Total Securities	Total Market Value of Securities(2)	Minimum Shareholding Requirements(4)	Meets or Exceeds Shareholding Requirements
8,203 Deferred Share Units	$393,662	N/A	N/A
JESSICA MCDONALD Age: 53 British Columbia, Canada Director Since: 2022 Independent.
Ms. McDonald is the past Interim President and Chief Executive Officer of Canada Post Corporation. Prior to joining Canada Post Corporation in 2019, she served as President and Chief Executive Officer of British Columbia Hydro and Power Authority, a clean energy utility with over $5.5 billion in annual revenues and more than 5,000 employees, from 2014 to 2017. She currently sits on the board of directors of Hydro One Limited (a TSX listed public company), Coeur Mining Inc. (a NYSE listed public company) and Sustainable Development Technology Canada, and is a past board member of Canada Post Corporation, Trevali Mining Corporation (a TSX listed public company), Powertech Labs, one of the largest testing and research laboratories in North America, Powerex, and the Insurance Corporation of British Columbia. Ms. McDonald has also held a number of senior positions in the British Columbia provincial government, including Deputy Minister to the Premier, Cabinet Secretary and Head, BC Public Service. Ms. McDonald holds a Bachelor of Arts degree in Political Science from University of British Columbia.

Board/Committee Membership(1)	2021 Meeting Attendance	Public Company Directorships
Board NGC Committee	N/A	N/A
Securities Held or Controlled as of April 4, 2022:
Total Securities	Total Market Value of Securities(2)	Minimum Shareholding Requirements(3)(4)	Meets or Exceeds Shareholding Requirements(4)
676 Deferred Share Units	$32,441	3x annual cash board retainer ($376,050	In progress

(1)
The director is currently a member of each Board committee noted.

(2)
Share-Based Awards are provided in U.S. dollars. U.S. dollar amounts have been converted to Canadian

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dollars using the Bank of Canada’s exchange rate on December 31, 2021 of US$1.00=$1.2678 (the “December 31, 2021 Exchange Rate”). The market value of options reflect the value of in-the-money options as of December 31, 2021, which is calculated based on the difference between the closing price of the subordinate voting shares on the NYSE on December 31, 2021, which was US$37.85 ($47.99), and the exercise price of the option. The market value of the subordinate voting shares, multiple voting shares and deferred share units (“DSUs”) are calculated based on the closing price per subordinate voting share of US$37.85 ($47.99) on the NYSE on December 31, 2021.
(3)
Minimum shareholding requirements are 5x annual base salary for Patrick Dovigi, our CEO, and 3x the cash portion of the annual board retainer for our directors who receive an annual retainer for his or her position on our Board. Satisfaction of minimum shareholding requirements for directors is calculated based on subordinate voting shares, options and DSUs. See “Compensation Discussion and Analysis – Other Compensation Policies – Share Ownership Guidelines” below.

(4)
Certain of our directors are prohibited from receiving compensation from the Company as a result of his or her employer’s policies, and may therefore be exempt from these guidelines. Ms. Konkle has elected to receive 100% of her annual retainer in the form of DSUs and is therefore exempt from these guidelines. Ms. McDonald was appointed as a member of our Board on February 10, 2022 and accordingly has until February 10, 2027 to meet the minimum share ownership requirements under our Share Ownership Guidelines.

(5)
As part of the pre-closing capital changes in connection with the IPO, the options then issued and outstanding under a now-terminated pre-IPO stock option plan of a predecessor to the Company (the “Legacy Stock Option Plan”) vested and adjusted in accordance with the terms of such plan and were exercised on a net basis, less applicable withholdings taxes (in the case of Canadian holders), into subordinate voting shares (the “Legacy Option Shares”). The Legacy Option Shares are held by a trustee in trust or in escrow on behalf of the legacy option holders. One-third of the Legacy Option Shares was released from trust/escrow on each of March 5, 2021 and March 5, 2022. The balance of the Legacy Option Shares will be released from trust/escrow on March 5, 2023.

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Corporate Cease Trade Orders and Bankruptcies
To our knowledge, no director or executive officer of the Company, nor any shareholder holding a sufficient number of securities to affect materially the control of the Company is, as at the date of this Circular, or has been within the 10 years before the date of this Circular: (a) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
To our knowledge, no director or executive officer of the Company, and no shareholder holding a sufficient number of our securities to affect materially the control of the Company: (i) is at the date of this Circular or has been within in the 10 years before the date of this Circular, a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder, other than in the case of the foregoing clause (i) in that Raymond Svider, a director of the Company, was a member of the board of directors of Intelsat S.A. (“Intelsat”). On February 23, 2022, Intelsat announced that it had successfully completed and emerged from its financial restructuring process as a private company following its commencement on May 13, 2020 of voluntary cases under title 11 of the United States Code in the United States Bankruptcy Court for the Eastern District of Virginia. Raymond Svider resigned from the board of directors of Intelsat on February 23, 2022 effective upon Intelsat’s emergence from reorganization and the appointment of a new board of directors for Intelsat.
For the purposes of this section, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.
Penalties or Sanctions
To our knowledge, no director or executive officer of the Company, and no shareholder holding a sufficient number of our securities to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.
Individual Bankruptcies
To our knowledge, no director or executive officer of the Company, and no shareholder holding a sufficient number of our securities to affect materially the control of the Company, has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted
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any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his, her or its assets.
Ownership Interest
The following table sets out the securities of the Company held by each of our directors and named executive officers as of April 4, 2022.(1)
Name	Shares(2)	Market Value of Shares(3)	Option- Based Awards	Value of in-the-money Option-Based Awards(4)	Share- Based Awards(5)	Market Value of Share-Based Awards(3)	Total Value
Patrick Dovigi	12,062,966	$578,901,738	19,247,801	$150,511,207	—	—	$729,412,945
Luke Pelosi	364,424	$17,488,708	2,361,700	$22,357,181	20,600	$988,594	$40,834,483
Greg Yorston	347,473	$16,675,229	1,225,080	$10,667,332	34,458	$1,653,639	$28,996,201
Mindy Gilbert	92,217	$4,425,494	815,540	$6,582,116	40,703	$1,953,337	$12,960,947
Elizabeth Joy Grahek	66,669	$3,199,445	464,000	$2,853,600	54,034	$2,593,092	$8,646,137
Dino Chiesa	18,890	$906,531	—	—	11,620	$557,644	$1,464,175
Arun Nayar	46,344	$2,224,049	—	—	11,620	$557,644	$2,781,692
Paolo Notarnicola	—	—	—	—	—	—	—
Ven Poole	10,665,830	$511,853,182	—	—	11,620	$557,644	$512,410,826
Blake Sumler	9,000	$431,910	—	—	—	—	$431,910
Raymond Svider	118,000	$5,662,820	—	—	—	—	$5,662,820
Violet Konkle	—	—	—	—	8,203	$393,662	$393,662
Jessica McDonald	—	—	—	—	676	$32,441	$32,441
Directors and named executive officers as a group (13 persons)							$1,344,028,239

(1)
Option-Based Awards and Share-Based Awards were provided in U.S. dollars. U.S. dollar amounts have been converted to Canadian dollars using the December 31, 2021 Exchange Rate.

(2)
Includes subordinate voting shares, multiple voting shares and Legacy Option Shares.

(3)
Market Value of Shares and Share-Based Awards is calculated based on the closing price of the subordinate voting shares on the NYSE on December 31, 2021, which was US$37.85 ($47.99).

(4)
Reflects the value of in-the-money options as of December 31, 2021, which is calculated based on the difference between the closing price of the subordinate voting shares on the NYSE on December 31, 2021, which was US$37.85 ($47.99), and the exercise price of the option.

(5)
Includes restricted share units (“RSUs”) and DSUs.

Our directors and named executive officers, as a group (13 persons), beneficially own, or control or direct, directly or indirectly an aggregate of approximately 23,791,813 shares (including Legacy Option Shares), representing approximately 6.4% of our issued and outstanding shares and approximately 27.6% of the voting power attached to our shares.
22      GFL ENVIRONMENTAL INC.   |   2022 INFORMATION CIRCULAR

PROPOSAL 2 – APPOINTMENT OF INDEPENDENT AUDITOR
The Board recommends that KPMG be appointed as auditor of the Company to hold office until the next annual general meeting of shareholders or until a successor auditor is appointed and that the Board be authorized to fix the auditor’s remuneration. On August 20, 2021, the Board resolved to engage KMPG as auditor of the Company. At the request of the Company, Deloitte LLP (“Deloitte”), the former auditor of the Company, tendered its resignation effective August 20, 2021. The change of auditor was recommended to the Board by our Audit Committee following a comprehensive review process resulting in a formal request for proposal being tendered to qualifying accounting firms, including the former auditor.
In accordance with the requirements of section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), attached hereto as Appendix “C” is a copy of the reporting package related to the resignation of Deloitte as former auditor and the appointment of KPMG as successor auditor of the Company. As indicated in the “Notice of Change of Auditor” contained in the reporting package, (a) there were no reservations in Deloitte’s reports on our financial statements relating to the “relevant period” (as defined in subparagraph 4.11(1) of NI-51-102) and (b) there have been no “reportable events” (as defined in subparagraph 4.11(1) of NI 51-102). Letters from Deloitte and KPMG confirming their agreement with the Notice of Change of Auditor are included in the reporting package attached hereto.
KPMG has confirmed that it is independent with respect to the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).
Information concerning the fees paid to the auditors of the Company for Fiscal 2021 and Fiscal 2020 may be found in the AIF under the section “Auditor Service Fees”. The AIF is available under the Company’s profile on SEDAR at http://sedar.com, and the Annual Report, which includes the AIF, is available under the Company’s profile on EDGAR at http://sec.gov.
The Board unanimously recommends voting FOR the resolution to approve the appointment of KPMG LLP as auditor of the Company and the authorization of the Board to fix the auditor’s remuneration.
If you do not specify how you want your shares voted, the individuals named as proxyholders in the proxy form intend to cast the votes represented by proxy at the Meeting FOR the appointment of KPMG as our auditor until the next annual general meeting of shareholders or until a successor auditor is appointed, and authorization of the Board to fix KPMG’s remuneration.
PROPOSAL 3 – ADVISORY VOTE ON EXECUTIVE COMPENSATION
Under the guidance of our NGC Committee, which is responsible for administering and reviewing our executive compensation program, we have designed an executive compensation program intended to attract, retain and motivate high quality and high performing senior executives. Our compensation program aligns the interests of our executive officers with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business, and providing incentives that encourage growth balanced with appropriate levels of risk-taking and a strong pay-for-performance relationship.
Our executive compensation program includes a mix of base salary, annual non-equity incentives, and equity-based or equity-like compensation currently consisting of stock options and/or RSUs. We believe that our base salaries and annual non-equity incentives are currently effective at attracting
GFL ENVIRONMENTAL INC.   |   2022 INFORMATION CIRCULAR      23

and retaining executives, while providing motivation and rewards for the achievement of key business and financial objectives. Further, our equity-based incentives, which include multi-year vesting and laddered exercise prices, or share performance vesting, are intended to tie executive compensation to the performance of our subordinate voting shares and the long-term interests of shareholders, while discouraging inappropriate risk-taking.
As described in the section “Compensation Discussion and Analysis – Independent Compensation Consultant and Peer Group Comparisons”, our NGC Committee has retained an independent compensation consultant to assist with its review of compensation for our named executive officers (“NEOs”) and other related matters. The NGC Committee, in consultation with the independent compensation consultant, established, among other things, a peer group to be used as a reference for executive compensation decisions.
The Board is also committed to maintaining an ongoing engagement process with our shareholders by adopting effective measures to receive shareholder feedback. In this light, the Board wishes to offer our shareholders the opportunity to cast an advisory non-binding vote on the Company’s approach to executive compensation, which is described in further detail under the section “Compensation Discussion and Analysis” starting on page 29 of this Circular. Accordingly, shareholders are being asked to consider and, if deemed appropriate, to approve the following Say on Pay Advisory Resolution:
“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders of the Company approve the approach to executive compensation disclosed in the management information circular made available in advance of the annual meeting of shareholders.”
As this is an advisory vote, the results will not be binding upon the Board. However, the NGC Committee will review and analyze the voting results and, as appropriate, take into account such results when reviewing executive compensation policies and programs in the future. Results of the vote will be disclosed in the report of voting results and related press release to be publicly filed shortly after the Meeting.
The Board unanimously recommends voting FOR the Say on Pay Advisory Resolution.
If you do not specify how you want your shares voted, the individuals named as proxyholders in the proxy form intend to cast the votes represented by proxy at the Meeting FOR the Say on Pay Advisory Resolution.
DIRECTOR COMPENSATION
Our compensation program for our directors is designed to attract and retain committed and qualified directors that possess the range and depth of skills and experience required for our Board. Our Board, through our NGC Committee, is responsible for reviewing and approving any changes to the directors’ compensation arrangements. In consideration for serving on our Board, certain directors that are not employees of the Company or an Investor are paid an annual retainer which may, at our Board’s discretion, be paid in cash or in some combination of cash and DSUs. We also reimburse our directors for all reasonable out-of-pocket travel expenses incurred in connection with attendance at meetings of the Board. Since the completion of the IPO, approximately 60% of our non-employee directors’ retainer has been paid in the form of DSUs and approximately 40% has been paid in cash, subject to any director's election to receive a greater proportion in DSUs.
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The following table outlines our director compensation program for our non-employee directors in Fiscal 2021.(1)
Type of Fee	Position	Amount
Board Retainer	Chair	nil
	Board Member	$323,750(2)
	Lead Director	$31,338
Committee Retainer	Audit Committee Chair	$31,338
	NGC Committee Chair	$31,338(3)
Meeting Fees	Board / Committee Meeting	nil

(1)
Director compensation is provided in U.S. dollars. U.S. dollar amounts have been converted to Canadian dollars using the Bank of Canada’s average exchange rate for Fiscal 2021 of US$1.00=$1.2535 (the “Fiscal 2021 Exchange Rate”). In Fiscal 2021, director compensation was only paid to Mr. Chiesa, Mr. Nayar, Mr. Poole, Ms. Konkle and Shahir Guindi, who were our directors that were not employed by the Company or any of our Investors. Mr. Guindi ceased to be a director of the Company on February 23, 2021. Ms. McDonald was appointed as a member of our Board on February 10, 2022, and accordingly did not receive any compensation for Fiscal 2021.

(2)
Consists of approximately 40% in cash and approximately 60% in DSUs for each of Mr. Chiesa, Mr. Nayar and Mr. Poole, and 100% in DSUs for Ms. Konkle. Ms. Konkle was appointed as a member of our Board on February 23, 2021, and accordingly her DSU grant for the first quarter of Fiscal 2021 was prorated based on the number of days in the quarter she served as a director.

(3)
In Fiscal 2021, we did not pay the NGC Committee Chair a retainer since he is employed by one of our Investors.

Director Compensation Table
Pursuant to the Investor Rights Agreements, we do not compensate a director who is a partner, principal, member of, or employee of an Investor or any of its Affiliates (as defined in the Investor Rights Agreements) for his or her service on our Board or on our committees. In addition, as an employee of GFL, Mr. Dovigi does not receive any additional compensation for serving as a director of our Board. The following table shows the compensation earned by, paid to, or awarded to the other non-employee directors for Fiscal 2021.(1)
Name	Cash Fees Earned ($)(2)	Share- Based Awards ($)(3)	Option- Based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Dino Chiesa	156,688	200,644	–	–	–	–	357,331
Arun Nayar	156,688	200,644	–	–	–	–	357,331
Ven Poole	125,350	200,644	–	–	–	–	325,994
Violet Konkle(4)	nil	279,258	–	–	–	–	279,258

(1)
Cash Fees Earned and Share-Based Awards were provided in U.S. dollars. U.S. dollar amounts for Cash Fees Earned have been converted to Canadian dollars using the Fiscal 2021 Exchange Rate and U.S. dollar amounts for Share-Based Awards have been converted to Canadian dollars using the December 31, 2021 Exchange Rate.

(2)
Cash Fees Earned represent cash fees paid to our directors in Fiscal 2021. Mr. Guindi ceased to be a director of the Company on February 23, 2021, and received a cash payment of  $47,897 as compensation for the portion of the first quarter of Fiscal 2021 during which he served as a director. No DSUs were granted to Mr. Guindi for such period.

(3)
Represents DSUs, which are fully vested upon the date of grant and settled upon a director’s departure from the Board. DSUs are valued at the grant date fair value.

(4)
Ms. Konkle was appointed as a member of our Board on February 23, 2021, and accordingly her DSU grant for the first quarter of Fiscal 2021 was prorated based on the number of days she served as a director in that quarter.

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Outstanding Option-Based and Share-Based Awards for Directors
The following table sets out information concerning the Option-Based and Share-Based Awards outstanding as at December 31, 2021 granted to our non-employee directors.(1)
	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date (dd-mm-yyyy)	Value of Unexercised In-the-money Options ($)	Number of Shares or Units of Shares that have Not Vested (#)	Market or Payout Value of Share-based Awards that have Not Vested ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)(2)
Dino Chiesa	–	–	–	–	–	–	448,419
Arun Nayar	–	–	–	–	–	–	448,419
Ven Poole	–	–	–	–	–	–	448,419
Violet Konkle	–	–	–	–	–	–	216,147

(1)
Share-Based Awards were provided in U.S. dollars. U.S. dollar amounts have been converted to Canadian dollars using the December 31, 2021 Exchange Rate.

(2)
Represents DSUs. The market value of the DSUs is calculated based on the closing price per subordinate voting share of US$37.85 ($47.99) on the NYSE on December 31, 2021. This amount may not represent the actual value of the DSU award upon settlement, as the value of the shares underlying these awards may be of greater or lesser value based on the market value of the subordinate voting shares at that time.

The total dollar value of our independent directors’ equity holdings, composed of subordinate voting shares and DSUs, is $10,766,700 as at April 4, 2022.
Incentive Plan Awards – Value Vested or Earned During the Year
The following table indicates, for each of our non-employee directors who hold incentive plan awards, the value of the Option-Based and Share-Based Awards vested in accordance with their terms for the year ended December 31, 2021.(1)
Name	Option-Based Awards – Value vested during the year ($)	Share-Based Awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)
Dino Chiesa	–	200,644	–
Arun Nayar	–	200,644	–
Ven Poole	–	200,644	–
Violet Konkle	–	279,258	–

(1)
Share-Based Awards were provided in U.S. dollars. U.S. dollar amounts have been converted to Canadian dollars using the December 31, 2021 Exchange Rate.

(2)
Represents DSUs valued at the grant date fair value.

Deferred Share Unit Plan
In connection with the IPO, our Board adopted the director deferred share unit plan (the “DSU Plan”), which is a component of the Company’s long-term incentive compensation arrangements available for our non-employee directors. The DSU Plan allows non-employee directors to participate in the long-term success of the Company and promotes a greater alignment of interests between non-employee directors and shareholders. The DSU Plan provides such directors with the opportunity to receive a portion of their compensation in the form of DSUs, representing a unit equivalent in value to a subordinate voting share in
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accordance with the terms of the DSU Plan (based on the closing price of the subordinate voting shares on the day prior to the grant). DSUs are fully vested upon the date of grant and settled upon a director’s departure from service. The DSU Plan is administered by our Board, provided that the Board may, in its discretion, delegate its administrative powers under the DSU Plan to the NGC Committee. The following discussion is qualified in its entirety by the text of the DSU Plan and each agreement evidencing the grant of DSUs.
A participant under the DSU Plan is entitled to redeem his or her DSUs following the participant’s death, disability, resignation or retirement from our Board, or if such director becomes an employee of the Company, upon his or her termination (with or without cause) as a director.
The maximum number of subordinate voting shares reserved for issuance collectively under the DSU Plan, the long-term incentive plan of the Company (“LTIP“) and any other security-based compensation arrangement, is 10% of the aggregate number of subordinate voting shares and multiple voting shares issued and outstanding from time to time. As of December 31, 2021, under the DSU Plan, there were 32,536 DSUs outstanding, representing approximately 0.0096% of the aggregate number of our subordinate voting shares and multiple voting shares then issued and outstanding. As of December 31, 2021, 7,945,965 subordinate voting shares remained available for issuance under the LTIP and DSU Plan, together, representing 2.35% of the aggregate number of our subordinate voting shares and multiple voting shares then issued and outstanding.
DSUs may be settled in cash, subordinate voting shares or both, in accordance with the terms of the DSU Plan and the grant agreement. The Board, in its sole discretion, may cancel all or a portion of a participant’s DSUs as a result of the participant’s termination for cause. Except as specifically provided in a grant agreement approved by our Board, DSUs granted under the DSU Plan are generally not assignable or transferable, whether voluntarily, involuntarily, by operation of law or otherwise, other than by will or the laws of descent and distribution. The maximum number of subordinate voting shares that may be: (i) issued to insiders of the Company within any one-year period; or (ii) issuable to insiders of the Company at any time, in each case, under all of the Company’s security-based compensation arrangements (or under the LTIP alone), cannot exceed 10% of the aggregate number of shares issued and outstanding from time to time. The DSU Plan does not include a maximum that may be issued to a participant. The DSU Plan provides that appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change of our shares, share split or consolidation, distribution, merger or amalgamation, in the shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the DSU Plan. In the event that a director receives subordinate voting shares in satisfaction of an award during a black-out period, such director is not entitled to sell or otherwise dispose of such subordinate voting shares until the black-out period has expired. No financial assistance is provided by the Company to participants in connection with the DSU Plan.
In the event of a change of control of the Company, the Board has the authority to take all necessary steps to ensure the protection of the rights of the participants under the DSU Plan, including ensuring that the Company or any entity which is or would be the successor to the Company or which may issue securities in exchange for the subordinate voting shares upon the change of control will assume each outstanding DSU, or provide each participant with new, replacement or amended DSUs which will continue on similar terms and conditions following the change of control as provided in the DSU Plan.
The Board may make such other provisions for the protection of the rights of the participants under the DSU Plan as it deems appropriate; however, no participant shall be entitled to receive payment for, or in respect of, any DSU on or before the director’s death, disability, resignation or retirement from the Board or if such director becomes an employee of the Company, before his or her subsequent termination as a director (with or without cause).
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The Board may, in its sole discretion, amend, suspend or terminate the DSU Plan at any time, or from time to time, amend the terms and conditions of the DSU Plan or of any DSUs granted under the DSU Plan and any grant agreement relating thereto, provided that such amendment (i) does not materially adversely affect the rights of a participant as permitted by the terms of the DSU Plan without the participant’s written consent unless such amendment is necessary to comply with law and (ii) is in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX and NYSE.
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COMPENSATION DISCUSSION AND ANALYSIS
This Compensation Discussion and Analysis (“CD&A”) provides a detailed description of our executive compensation philosophy and objectives and the principal elements of our executive compensation program and policies. This CD&A is intended to provide additional context and background for the compensation earned by and awarded to our executive officers for Fiscal 2021, including, in particular, the following NEOs:
•
Patrick Dovigi, President and Chief Executive Officer;

•
Luke Pelosi, Executive Vice President and Chief Financial Officer;

•
Greg Yorston, Executive Vice President and Chief Operating Officer, Solid Waste;

•
Mindy Gilbert, Executive Vice President and Chief Legal Officer; and

•
Elizabeth Joy Grahek, Executive Vice President, Strategic Initiatives.

Executive Summary
We operate a dynamic and growing business that is a leader in its industry. Our ability to continue to grow our business and achieve our financial performance is tied to our ability to attract, retain and motivate a highly talented, skilled and experienced team of executive officers. Since our IPO, the price of our subordinate voting shares on the NYSE increased from an IPO price of US$19.00 to US$37.85 on December 31, 2021. During Fiscal 2021, the price of our subordinate voting shares on the NYSE increased from US$27.80 on January 4, 2021 to US$37.85 on December 31, 2021, an increase of approximately 36%. This growth was driven in part by our executive team’s ability to execute on our strategy to grow the business, including organically and through acquisition, despite the continued impact of the COVID-19 pandemic in many of the markets we serve, in particular in Canada.
We believe that to continue accomplishing our objectives, we must have an executive compensation program that aligns the interests of our executive officers with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business, and providing incentives that encourage growth balanced with appropriate levels of risk-taking and a strong pay-for-performance relationship. Accordingly, our compensation policies and practices are designed to:
•
attract, retain and motivate high quality and high performing senior executives;

•
align the interests of our senior executives with shareholders and the Company as a whole;

•
establish clear corporate and individual performance objectives; and

•
discourage the taking of inappropriate or excessive risks.

In furthering these objectives, we have designed our compensation plan to include a mix of base salary, annual non-equity incentives, and equity-based or equity-like compensation consisting of stock options and/or RSUs. As the Company has now completed two fiscal years since our IPO and has a more established public company record, we expect to introduce additional performance-based incentives in 2023, including performance share units (“PSUs”).
In designing our executive compensation program, the NGC Committee also takes into account the compensation philosophies and structures of private equity funds, which are in our experience more likely competitors for attracting executive-level employees. The executive compensation programs offered by private equity funds typically include significant long-term incentive compensation elements designed to align management with the long-term performance of the business.
We believe that our base salaries and annual non-equity incentives are currently effective at attracting and retaining executives, while providing motivation and rewards for the achievement of key business and financial objectives. Further, our equity-based incentives,
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which include multi-year vesting and laddered exercise prices, or share performance vesting, are intended to tie executive compensation to the performance of our subordinate voting shares and the long-term interests of shareholders, while discouraging inappropriate risk-taking.
In addition to our compensation mix, we have also implemented a number of compensation policies and practices to further such objectives, which are highlighted in the table below.
Policies and Practices	Objectives	Results
Pay-for-Performance	A significant percentage of executive officer total compensation is performance-based to encourage and reward contributions to our financial objectives.	☑ During 2021, between 88% and 95% of the compensation received by our NEOs (excluding All Other Compensation as set forth below) was performance-based. See “Principal Elements of Compensation”.
Independent Compensation Consultant	Obtain advice from independent compensation consultant for executive compensation-related matters.
☑ Pearl Meyer & Partners, LLC (“Pearl Meyer”) assists the NGC Committee with its review of compensation for the NEOs and other compensation-related matters. See “Independent Compensation Consultant and Peer Group Comparisons”.

Peer Group Benchmarking	Peer group to benchmark executive compensation decisions.	☑ With the assistance of Pearl Meyer, our NGC Committee uses a well-structured peer group as a reference for executive compensation decisions. See “Independent Compensation Consultant and Peer Group Comparisons”.
Minimum Share Ownership Guidelines	Share ownership guidelines for our directors and NEOs emphasize the importance of equity ownership for our directors and NEOs and reinforce alignment with our shareholders’ interests.
☑ Each of our NEOs and eligible directors meets or exceeds the minimum share ownership thresholds set out in our share ownership guidelines. See “Other Compensation Policies – Share Ownership Guidelines”.

Risk Assessment of Compensation Programs	Regularly review and assess the Company’s compensation program to guard against excessive risk-taking.	☑ The NGC Committee annually reviews our compensation programs to ensure that they do not encourage excessive or inappropriate risk-taking. See “Other Compensation Policies – Compensation Risk Assessment”.
Clawback Policy	Clawback policy to recover incentive compensation that is performance-based if it is earned based on inaccurate financial statements.	☑ Our Clawback Policy allows for recovery of certain incentive compensation that is performance-based if it is earned based on inaccurate financial statements. See “Other Compensation Policies – Clawback Policy”.
Anti-Hedging Policy	Certain insiders are prohibited from purchasing financial instruments that hedge or offset any decrease in market value of equity securities granted as compensation.	☑ Our Insider Trading Policy prohibits our executive officers and directors from purchasing financial instruments that hedge or offset (or are designed to hedge or offset) any decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director. See “Other Compensation Policies – Anti-Hedging Policy”.
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As circumstances require, we evaluate our compensation philosophy, policies and practices, which includes the periodic review of our compensation program and the mix of components made available to our executive team. As part of this review process, we are guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the evolution and growth of our business and the cost of replacing or enhancing our talent composition as our needs may require.
Approach to Compensation and Role of the NGC Committee
The NGC Committee is responsible for annually reviewing and making recommendations to the Chief Executive Officer and the Board regarding compensation for our executive officers. The NGC Committee reviews the compensation program to assess whether it continues to meet its objectives and remain aligned with industry best practices. In making its recommendations, the NGC Committee considers: (i) data and analyses prepared by our independent compensation consultant, Pearl Meyer, based on our current and prior performance (as described further below); (ii) the historical pay and the appropriateness of that compensation compared to the compensation in the peer group; (iii) recommendations of our Chief Executive Officer for executives other than himself; and (iv) its own judgment as to an appropriate level of compensation for a company of our size, financial performance and growth profile.
Further responsibilities of the NGC Committee, as set out in its written charter, include:
•
assisting our Board in fulfilling its governance and oversight responsibilities with respect to, among other matters, our human resources, succession planning, and compensation policies and practices;

•
administering the compensation programs for our executive officers;

•
annually reviewing and making recommendations to our Board or Chief Executive Officer, as applicable, concerning the level and nature of the compensation payable to our directors and executive officers; and

•
reviewing objectives, evaluating performance in light of such objectives, and ensuring that our policies and practices are consistent with the objectives of our compensation program and aligned with our goals.

For more information on the composition of our NGC Committee, the independence of its members, and its responsibilities, powers and operation, see “Corporate Governance – Nomination, Governance and Compensation Committee”. The members of our NGC Committee have direct experience that is relevant to their responsibilities regarding executive compensation. For more information on the skills and experience of the NGC Committee’s members that enable it to make decisions on the suitability of the Company’s compensation policies and practices, see “Proposal 1 – Election of Directors – Description of Proposed Director Nominees” and “Corporate Governance – Mandate of our Board of Directors”.
Independent Compensation Consultant and Peer Group Comparisons
The NGC Committee has retained Pearl Meyer, an independent compensation consultant, to assist with its review of compensation for the NEOs and other compensation-related matters. The NGC Committee supervised the work done by Pearl Meyer. While Pearl Meyer provided data and analyses and made recommendations to the NGC Committee on the form and amount of compensation, our Chief Executive Officer is ultimately responsible for approving our senior executive compensation (for senior executives other than himself and the other NEOs) and our Board, on the recommendation of the NGC Committee, is responsible for approving our Chief Executive Officer’s compensation and the compensation of the other NEOs.
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Pearl Meyer advised the NGC Committee on a variety of subjects, including compensation plan design and trends, performance-driven incentives, peer group benchmarking and other related executive compensation matters. Pearl Meyer reported directly to the NGC Committee, participated in meetings as requested and communicated with the NGC Committee Chair between meetings, as necessary.
In consultation with Pearl Meyer, the NGC Committee has established a peer group for use as a reference for executive compensation decisions. Criteria used for establishing the peer group included (i) organization size, with financial characteristics and growth profile such as revenue, free cash flow, EBITDA, market capitalization or enterprise value similar to those of the Company, (ii) country of domicile, including Canada and the United States, and (iii) industry, including companies in the environmental, facilities and diversified support services, transportation, oil and gas equipment and services, distribution and construction materials industries. Due to limited peers in Canada, the industry criteria were broader for the Canadian companies. The peer group includes the following companies:
BrightView Holdings, Inc.	Dover Corporation	Summit Materials, Inc.	Waste Connections, Inc.
Canadian Pacific Railway Limited	Harsco Corporation	TFI International Inc.	Waste Management, Inc.
Clean Harbors, Inc.	Iron Mountain Inc.	United Rentals, Inc.
Covanta Holding Corporation	Republic Services, Inc.
The peer group for Fiscal 2021 was the same as Fiscal 2020.
The aggregate fees paid to Pearl Meyer for executive-compensation related services and all other services provided during Fiscal 2021 and Fiscal 2020 were as follows:
Type of Fees	Fiscal 2021	Fiscal 2020
Executive Compensation-Related Fees	$42,892	$149,360
All Other Fees	–	–
Total Fees Paid	$42,892	$149,360
Principal Elements of Compensation
The compensation of our executive officers includes three major elements: (i) base salary, (ii) non-equity incentives, consisting of an annual cash bonus and (iii) long-term equity incentives, consisting of stock options, RSUs and other equity-based awards as may be granted from time to time generally under the LTIP. Perquisites and personal benefits are not a significant element of compensation of our executive officers, other than our Chief Executive Officer. See “Executive Compensation and Related Tables – Summary Compensation Table” below.
Base Salaries
Base salary is provided as a fixed source of compensation for our executive officers. Base salaries are determined on an individual basis taking into account the scope of the executive officer’s responsibilities and their prior experience. Base salaries are reviewed annually by our Board and may be increased based on the executive officer’s success in meeting or exceeding individual objectives, as well as to maintain market competitiveness. In addition, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities.
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Non-Equity Incentives
Non-equity incentives are designed to motivate our executive officers to meet our strategic business and financial objectives generally and our annual financial performance targets in particular. Such incentives are based on objective financial and non-financial targets set at the beginning of each financial year at the discretion of the NGC Committee, which may vary from year to year. Non-equity incentives are determined by our Board on the recommendation of the NGC Committee.
At the beginning of the year, the NGC Committee adopted the performance targets for Fiscal 2021. Our performance was compared to target levels of  (i) Adjusted EBITDA, weighted at 40%, (ii) Adjusted Free Cash Flow, weighted at 40% and (iii) non-financial personal metrics, with a focus on health and safety and ESG goals, weighted at 20%. Targets for Adjusted EBITDA and Adjusted Free Cash Flow are determined by applying a percentage, or factor, to the internal stretch goals established for our operations.
Adjusted EBITDA and Adjusted Free Cash Flow are metrics that are reported by us in our earnings releases and filings with the SEC and applicable securities commissions or similar regulatory authorities in Canada. The NGC Committee chose these measures of performance because they are widely used by investors as valuation measures and because the targeted goals encourage improving free cash flow and return on invested capital. Adjustments to these measures year over year for purposes of establishing performance targets are subject to the approval of the NGC Committee, and are reviewed on an annual basis. The calculation of these measures has not materially changed for Fiscal 2021. The NGC Committee does not engage any third party in its review and analysis of these measures.
Our cumulative performance relative to target is calculated as a weighted average and treated as a multiplier. The multiplier is applied to the target payout so that if we achieved 100% of our targets, the participants would receive 100% of their annual incentives, provided that if we achieved less than 95% of our targets, participants would receive 0% of their annual target incentives. Participants may earn up to a maximum of 200% of their targeted annual incentives if we achieved at least 105% of our targets. While these thresholds were applied for Fiscal 2021, in Fiscal 2020 the thresholds were 90% and 110%, to take into account the Company’s transition to a public company and the significant acquisitions completed during the year. The NGC Committee reviews the targeted performance goals and multipliers on an annual basis, including for purposes of comparing such goals and multipliers with those adopted by the peer group referred to above.
The NGC Committee may adjust the targeted performance goals during the year if an acquisition, significant new contract or extraordinary event results in a significant impact to the goals. For Fiscal 2021, the NGC Committee determined the adjusted targets for Adjusted EBITDA and Adjusted Free Cash Flow after giving consideration to the acquisitions and divestitures completed during the year as well as the continued impact of the COVID-19 pandemic in many of the Company’s markets, in particular in Canada.
The table below sets out the adjusted targets for Adjusted EBITDA and Adjusted Free Cash Flow for Fiscal 2021, the actual results achieved and the corresponding non-equity incentive payout.
Performance Measure	Adjusted Target	Achieved Results	Multiplier	Weighting	Payout (% of target incentive)
Adjusted EBITDA(1)	$1,360 million	$1,464 million	2.0	40%	80%
Adjusted Free Cash Flow(1)	$480 million	$540 million	2.0	40%	80%
Non-Financial Metrics	See below	See below	2.0	20%	40%
Total					200%

(1)
Adjusted EBITDA and Adjusted Free Cash Flow are measures that are not calculated in accordance with International Financial Reporting Standards (“IFRS”).

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Each year, the NGC Committee also reviews the non-financial personal metrics, with a focus on health and safety and ESG goals, to assess whether the Company has achieved the goals established at the beginning of the year. In Fiscal 2021, the Company achieved all non-financial goals, including the following:
•
Issued our 2020 Sustainability Update Report and 2020 Sustainability Accounting Standards Board Report;

•
Third consecutive annual reduction in our total recordable incident rate, an industry-standard measure of health and safety performance;

•
Implemented an enterprise-wide Safety Environmental Management System to manage all information related to health and safety, regulatory activities and permitting;

•
Held our second annual Greenlight Innovation Workshop;

•
Advanced our Women in Waste initiative and our broader Diversity, Equity and Inclusion strategy, including sourcing improved female-appropriate personal protective equipment;

•
Appointed a second female director to our Board and committed to achieving at least 30% female representation on our Board by our next annual general meeting.

•
Amended our revolving credit facility to extend its maturity date and lower our cost of capital;

•
Completed the implementation of our Sarbanes-Oxley compliance program with no material weaknesses;

•
Raised US$1 billion of debt and US$300 million of convertible preferred equity; and

•
Deployed $2.3 billion to complete over 45 acquisitions.

The actual annual non-equity incentive amounts awarded to our NEOs for Fiscal 2021 are set forth in the “Summary Compensation Table” below.
Adjusted EBITDA is calculated by adding and deducting, as applicable, from EBITDA, certain expenses, costs, charges or benefits incurred in the applicable period which in management's view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including (gain) loss on foreign exchange, (gain) loss on sale of property and equipment, mark-to-market (gain) loss on fuel hedges, mark-to-market (gain) loss on Purchase Contracts, share-based payments, impairment and other charges, gain on divestiture, transaction costs, IPO transaction costs, acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity) and deferred purchase consideration. EBITDA represents, for the applicable period, net income (loss) plus interest and other finance costs, plus depreciation and amortization of property and equipment, landfill assets and intangible assets, less the provision for income taxes, in each case to the extent deducted or added to/from net income (loss).
Adjusted Free Cash Flow represents Adjusted Cash Flows from Operating Activities adjusted for proceeds from asset divestitures, normalization for excess proceeds from asset divestitures, proceeds on disposal of assets and purchase of property and equipment and intangible assets. Adjusted Cash Flows from Operating Activities represents cash flows from operating activities adjusted for costs associated with IPO-related debt repayments, prepayment penalties for early note redemption, IPO transaction costs, transaction costs, acquisition, rebranding and other integration costs, acquisition-related net working capital investment, tax refund from the CARES Act, cash interest paid on TEUs and deferred purchase consideration.
For a reconciliation of Adjusted EBITDA and Adjusted Free Cash Flow to the comparable measures calculated in accordance with IFRS, please refer to our earnings releases and other
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filings with the SEC and applicable securities commissions or similar regulatory authorities in Canada. This information is incorporated by reference into this Circular.
Long-Term Equity Incentives
Long-term incentive compensation awards align the interests of our executive officers with the interests of our shareholders by awarding pay-for-performance that reflects the long-term interests of our shareholders, supports the achievement of our performance objectives, and encourages an appropriate level of risk-taking, while also cultivating longer term retention. We believe that equity-based compensation awards help to motivate our executive officers to achieve our strategic business and financial objectives.
Legacy Stock Option Plan
On May 31, 2018, a predecessor of the Company established the Legacy Stock Option Plan. In connection with the IPO, the options outstanding under the Legacy Stock Option Plan at that time vested into Legacy Option Shares. The Legacy Option Shares are held by a trustee in trust or in escrow on behalf of the legacy option holders. One-third of the Legacy Option Shares was released from trust/escrow on each of March 5, 2021 and March 5, 2022. The balance of the Legacy Option Shares will be released from trust/escrow on March 5, 2023, subject to the continued employment of the legacy option holder.
LTIP
In March 2020, we adopted the LTIP to provide different types of equity-based incentive awards to be granted to certain of our executive officers, employees and consultants, including our NEOs (collectively, the “eligible participants”), including options, PSUs and RSUs (collectively referred to herein as “awards”). Each award represents the right to receive subordinate voting shares, or in the case of PSUs and RSUs, subordinate voting shares or cash, in accordance with the terms of the LTIP.
In conjunction with our senior executives, the NGC Committee is responsible for administering the Company's LTIP. Previous grants of equity-based awards may be taken into consideration when making decisions related to equity-based compensation. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of awards is evidenced by a grant agreement with each such participant. For more information on the material terms and conditions of our LTIP, see “Securities Authorized for Issuance Under Equity Compensation Plans – Equity Compensation Plan Information – Description of LTIP”.
Long-Term Equity Incentives Granted in Fiscal 2021
During Fiscal 2021, to support continued alignment with our compensation philosophy and objectives, our NEOs received a grant of options (the “2021 Options”). The 2021 Options have a term of ten years and vest in two tranches upon achievement of certain share performance targets. The 2021 Options cannot vest earlier than the vesting date of the final tranche of the options granted to our NEOs at the time of the IPO (June 2024 in the case of Mr. Dovigi and March 2025 in the case of the other NEOs) (the “IPO Options”). The 2021 Options are intended to provide continuing motivation and rewards for the achievement of key business and financial objectives following the final vesting dates of the IPO Options.
During Fiscal 2021, we also granted RSUs to senior members of management, including certain of our NEOs. The RSUs vest ratably over a three-year period following the first anniversary of the date of grant in increments of 33.3% per annum, subject to the participant’s continued employment. When cash dividends are paid on the subordinate voting shares, the recipient shall receive additional units (“Dividend Share Units”) as of the dividend payment date. Dividend Share Units are subject to the same vesting provision as the RSUs.
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Upon vesting, the RSUs will be settled in either cash or subordinate voting shares, at the option of the Company. In the future, we may also offer other full-value equity-based awards, such as PSUs.
For details on the RSUs and options granted to our NEOs in Fiscal 2021, see the “Outstanding Option-Based and Share-Based Awards for NEOs” table below.
Other Compensation Policies
Share Ownership Guidelines
The Board recognizes the importance of aligning the financial interests of the Company’s directors and NEOs with the interests of the Company’s shareholders while also enabling such directors and executive officers to share in the long-term growth and success of the Company. Accordingly, the Board maintains share ownership guidelines for directors and NEOs. The current minimum ownership guidelines are as follows:
•
for the Chief Executive Officer, five times such individual’s annual base salary;

•
for each other NEO, three times such individual’s annual base salary; and

•
for each director, subject to certain exceptions, three times such individual’s annual cash board retainer.

Directors and NEOs will be deemed to have satisfied the applicable ownership guidelines if the fair market value of all equity interests, which include our multiple voting shares, subordinate voting shares, including Legacy Option Shares, and the “in-the-money” value of vested equity based entitlements and unvested time-based equity based entitlements under our equity based incentive plans (as such plans may be adopted from time to time), held by him or her equals or exceeds the relevant multiple of his or her then current annual base salary or cash portion of his or her board retainer, as applicable, as calculated on the first trading day of each fiscal year using the closing price of the subordinate voting shares of the Company on the last trading day of the prior fiscal year. The guidelines state that the directors and NEOs should be able to achieve these guidelines within five years of the later of: (i) our IPO, and (ii) the director’s or NEO’s date of appointment.
Any director that is prohibited from receiving compensation from the Company as a result of his or her employer’s policies may be exempt from these guidelines. Additionally, the NGC Committee will consider, and may approve, an alternate share ownership guideline for a director or executive officer who, due to unique financial circumstances, would incur a hardship by complying with these guidelines.
Currently, each of our Chief Executive Officer and our other NEOs exceeds the minimum share ownership requirements set out in the guidelines as follows:
Name	Ownership Guidelines	Share Ownership (Multiple of Annual Base Salary)(1)
Patrick Dovigi	5 x annual base salary	314x
Luke Pelosi	3 x annual base salary	35×
Greg Yorston	3 x annual base salary	27x
Mindy Gilbert	3 x annual base salary	16x
Elizabeth Joy Grahek	3 x annual base salary	13x

(1)
The multiple is determined by dividing the NEO’s share ownership value by the amount of the NEO's annual base salary. The share ownership value is calculated based on the vested in-the-money value of options and the number of securities held by each NEO as of December 31, 2021, including Legacy

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Option Shares, RSUs, subordinate voting shares and multiple voting shares, with each security being valued at the closing price of the subordinate voting shares on the NYSE on December 31, 2021 of US$37.85 ($47.99).
Each of our directors who receives an annual cash retainer for his or her position on our Board also exceeds the minimum share ownership requirements set out in the guidelines (other than Ms. McDonald, who was appointed to our Board on February 10, 2022 and accordingly has until February 10, 2027 to meet the minimum share ownership requirements under the Company’s share ownership guidelines).
Anti-Hedging Policy
Pursuant to our insider trading policy (the “Insider Trading Policy”), our executive officers and directors are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that hedge or offset (or are designed to hedge or offset) any decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director.
Clawback Policy
Our Board has established a clawback policy (the “Clawback Policy”) to encourage sound financial reporting and increase individual accountability. The key terms of the Clawback Policy are as follows:
•
the policy applies to all named executive officers of the Company (as defined by Canadian securities laws) (the “covered officers”);

•
the policy applies to all short- and long-term compensation arrangements if the amount, payment and/or vesting of such arrangement is calculated based in whole or in part on the application of objective performance criteria measured during any part of the period covered by a restatement (as defined below) (collectively, the “incentive compensation”);

•
the policy is triggered by an accounting restatement we must make due to material noncompliance with any financial reporting requirement under securities laws (a “restatement”);

•
this clawback applies where any incentive compensation made to a covered officer was predicated upon achieving certain financial results that were subsequently the subject of a restatement and if the NGC Committee determines that the covered officer engaged in intentional misconduct that caused or subsequently caused the need for the restatement such that a lower incentive compensation would have been made to such covered officer based upon the restatement; and

•
if a restatement occurs, the Company shall, to the extent practicable, seek to recover from such covered officer the amount by which his or her incentive compensation for the relevant period exceeded the lower payment that would have been made to the covered officer based on the restatement.

Compensation Risk Assessment
Our NGC Committee is responsible for ensuring that our compensation policies and practices reflect an appropriate balance of risk and reward consistent with our risk profile while motivating performance consistent with our growth objectives. As part of the review of the compensation paid to our executive officers, our NGC Committee considers the potential risks associated with the structure and design of our various compensation policies and practices.
To date, we have not identified any risks arising from our compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. To identify and
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mitigate compensation policies and practices that could encourage an executive officer to take inappropriate or excessive risks, we have adopted the following policies and practices:
•
executive rewards are subject to approval of our Board;

•
all directors and employees are subject to the Company’s Code of Ethics, which has been adopted by our Board and provides for, among other things, a commitment to carry out all business activities ethically and honestly and to avoid even the appearance of improper behavior;

•
a significant portion of compensation provided to our executive officers is contingent on performance;

•
minimum share ownership guidelines requiring NEOs and directors to own equity interests in the Company, which ensures that long-term interests of such executive officers and directors are aligned with those of our shareholders;

•
adoption of the Clawback Policy to allow for recovery of certain incentive compensation that is performance-based if it is earned based on inaccurate financial statements;

•
our Insider Trading Policy prohibits our executive officers and directors from purchasing financial instruments that hedge or offset (or are designed to hedge or offset) any decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director; and

•
fully independent NGC Committee, which retains an independent compensation consultant that provided no other services to the Company in Fiscal 2021.

Termination and Change of Control Benefits
We have employment agreements and equity incentive award agreements with each of our executive officers, which provide for certain payments and restrictions upon termination or change of control of the Company. Such terms are generally set forth below and a table indicating incremental payments that would have been made to our NEOs upon the occurrence of certain events is set out under “Executive Compensation and Related Tables” below.
Termination Without Cause, Resignation for Good Reason or Termination Surrounding Change of Control
If Mr. Dovigi’s employment were to be terminated by us without cause, he resigned for good reason or, within 18 months of a change of control, his employment were to be terminated by us, he would be entitled a payment equal to three times his base salary and bonus earned for the fiscal year immediately prior to the year of termination, payable in substantially equal installments during the 12-month period following termination, a prorated target bonus in respect of the year in which his termination occurs and participation in the benefit plans and use of vehicle until the end of the 12-month period following termination. If Mr. Dovigi’s employment were to be terminated by us without cause or he resigned for good reason, or if a change of control occurs, all of his IPO Options would vest and become immediately exercisable, and remain exercisable until the earlier of the fifth anniversary of his termination and the end of the respective terms thereof. If a change of control occurs, Mr. Dovigi’s, 2021 Options would vest and become immediately exercisable until the tenth anniversary of the grant date. If Mr. Dovigi’s employment were to be terminated by us without cause or he resigned for good reason, a percentage of Mr. Dovigi’s 2021 Options based on the number of calendar days elapsed from the grant date until June 5, 2024 would continue to vest and expire on the earlier of the fifth anniversary of the date such options vest, and June 29, 2031, and all remaining unvested 2021 Options will automatically terminate.
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If the employment of Mr. Pelosi, Mr. Yorston, Ms. Gilbert or Ms. Grahek were to be terminated by us without cause or such executive resigned for good reason (outside of the 12 months following a change of control), he or she would be entitled to a payment equal to two times his or her base salary and average bonus received in the previous two fiscal years immediately prior to the year of termination payable in equal installments in the two years following termination, a prorated target bonus in respect of the year in which his or her termination occurs and participation in the benefit plans until the earlier of 18 months or comparable coverage is secured through alternate employment (all such payments, collectively, the “Termination Payments”). If the employment of Mr. Pelosi, Mr. Yorston, Ms. Gilbert or Ms. Grahek were to be terminated by us without cause or such executive resigned for good reason, in either event within 12 months following a change of control, he or she would be entitled to a lump sum payment of the Termination Payments within 60 days of termination. In the termination scenarios set out herein, each NEO’s Legacy Option Shares not yet released from escrow may be released, all of the NEO’s unvested IPO Options would vest and become immediately exercisable, and remain exercisable until the earlier of the third anniversary of his or her termination and the end of the term of the options, and, except as described below, any other long-term incentive awards held by the NEO would vest and become immediately exercisable. If a change of control occurs, the 2021 Options granted to Mr. Pelosi, Mr. Yorston, Ms. Gilbert or Ms. Grahek would vest and become immediately exercisable until the tenth anniversary of the grant date. If the employment of Mr. Pelosi, Mr. Yorston, Ms. Gilbert or Ms. Grahek were to be terminated by us without cause or such executive resigned for good reason, a percentage of the 2021 Options based on the number of calendar days elapsed from the grant date until March 5, 2025 would continue to vest and expire on the earlier of the third anniversary of the date such options vest, and June 29, 2031, and all remaining unvested 2021 Options will automatically terminate.
Termination With Cause or Resignation Without Good Reason
If any of our NEOs were to resign without good reason or if such executive’s employment were to be terminated by us for cause, all unvested equity awards would terminate as of the date of his or her resignation or termination for cause.
Termination Upon Death or Disability
In the event of a termination upon death or disability, Mr. Dovigi’s employment agreement provides that we will continue to maintain the benefit plans for the benefit of him and his dependents for a period of at least 12 months. Upon death of any of our NEOs, all unvested options for such NEO will automatically vest on the effective date of such death. Each NEO’s Legacy Option Shares not yet released from escrow will be released and any other long-term incentive awards held by the NEO would vest and become immediately exercisable.
Restrictive Covenants
Under their respective employment agreements, each of our NEOs is subject to certain restrictive covenants with respect to solicitations and non-competition obligations for a period of 12 months following such executive’s termination, and is subject to certain intellectual property assignment and confidentiality obligations.
Executive Compensation and Related Tables
Summary Compensation Table
The following table shows the compensation earned by, paid to, or awarded to the NEOs in Fiscal 2021 and Fiscal 2020.(1) As we became a reporting issuer during Fiscal 2020, in accordance with applicable securities laws, compensation information has not been presented with respect to years prior to Fiscal 2020.
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Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)(2)	Option- Based Awards(3)	Annual incentive plan(4)	Long- term incentive plans	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)
Patrick Dovigi President and Chief Executive Officer	2021 2020	1,973,298 2,027,342	– –	31,518,243 26,566,553	6,023,159 5,428,988	– –	– –	3,925,898 3,285,639	43,440,598 37,308,522
Luke Pelosi Executive Vice President and Chief Financial Officer	2021 2020	822,527 834,748	– 536,812	6,857,758 2,225,866	1,673,750 1,503,771	– –	– –	88,658 –	9,442,693 5,101,197
Greg Yorston Executive Vice President and Chief Operating Officer, Solid Waste	2021 2020	831,380 845,993	– 897,907	4,438,796 890,346	1,673,750 1,503,771	– –	– –	– –	6,943,925 4,138,017
Mindy Gilbert Executive Vice President and Chief Legal Officer	2021 2020	537,921 516,395	428,792 944,284	3,447,021 445,173	811,800 726,264	– –	– –	– –	5,225,534 2,632,116
Elizabeth Joy Grahek Executive Vice President, Strategic Initiatives	2021 2020	440,728 423,166	500,603 1,131,021	2,805,996 –	665,123 595,041	– –	– –	– –	4,412,450 2,149,228

(1)
Option-Based Awards, Share-Based Awards and certain components of All Other Compensation for all NEOs, and Salary and Non-equity Incentive Plan Compensation for Mr. Yorston, were provided in U.S. dollars. U.S. dollar amounts for Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation have been converted to Canadian dollars using the December 31, 2021 Exchange Rate for 2021 and the Bank of Canada’s exchange rate on December 31, 2020 of US$1.00=$1.2732 (the “December 31, 2020 Exchange Rate”) for 2020. U.S. dollar amounts for Salary and All Other Compensation have been converted to Canadian dollars using the Fiscal 2021 Exchange Rate for 2021 and the Bank of Canada’s average exchange rate for the year ended December 31, 2020 of US$1.00=$1.3415 (the “Fiscal 2020 Exchange Rate”) for 2020.

(2)
Represents RSU grants. 2021 grants were valued at US$37.17 ($47.12) and 2020 grants were valued at US$20.51 ($26.11), based in each case on the closing price of the subordinate voting shares on the NYSE on the day prior to the grant. See “Outstanding Option-Based and Share-Based Awards for NEOs” below.

(3)
The grant date fair value of options awarded was calculated using the Monte Carlo simulation for Fiscal 2021 and the Black-Scholes model for Fiscal 2020, both of which are common and widely accepted valuation methodologies. For the key assumptions used to determine the stock option value for the Fiscal 2021 grants, see Note 18 of our 2021 Financial Statements. For the key assumptions used to determine the stock option value for the Fiscal 2020 grants, see Note 17 of our audited annual financial statements for the fiscal year ended December 31, 2020.

(4)
Under their respective employment agreements, each NEO is entitled to participate in our annual non-equity incentive plan . See “Principal Elements of Compensation  –  Non-Equity Incentives”.

(5)
We do not currently offer a defined benefit or a defined contribution plan or pension plan.

(6)
All Other Compensation may include a variety of types of compensation, such as car allowance, parking, use of company car, deferred profit sharing, air and ground transportation (including use of the company aircraft), gross up payments, insurance premiums and reimbursement of certain expenses. For each of Mr. Yorston, Ms. Gilbert and Ms. Grahek, this amount in aggregate was less than $50,000 or 10% of such executive’s salary. For Mr. Dovigi, this amount included $2,893,088 of premiums for insurance policies, $164,602 in personal plane hours, $108,672 for the use of a company car and $759,536 in gross up payments. For Mr. Pelosi, this amount included $88,658 for the use of a company car and related gross-up payment. Values for insurance policies are equal to the premiums paid. Values for use of aircraft are equal to the incremental cost to the Company of conferring the benefit, which consists of the average weighted fuel expenses, catering expenses, trip-related crew expenses, landing fees and trip-related hangar/parking costs. Since our aircraft is used primarily for business travel, the valuation excludes the fixed costs that do not change based on usage, such as

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pilots’ compensation, the lease expense of the aircraft and the cost of maintenance. Values for use of a company car are equal to the standby charge calculated in accordance with applicable tax regulations.
Outstanding Option-Based and Share-Based Awards for NEOs
The following table indicates, for each of the NEOs, all Option-Based and Share-Based Awards outstanding as of December 31, 2021.(1)
	Option-Based Awards(2)					Share-Based Awards
Name	Grant Date (dd-mm-yyyy)	Number of Securities Underlying Unexercised Options(#)	Option Exercise Price ($)(3)	Option Expiration Date (dd-mm-yyyy)	Value of Unexercised In-the-Money Option ($)(4)	Number of Shares or Units of Shares that have Not Vested (#)(5)	Market or Payout Value of Share-Based Awards that have Not Vested ($)(6)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Patrick Dovigi	29-06-2021	3,387,000	$41.84	28-06-2031	$20,830,050	–	–	–
	29-06-2021	3,387,000	$41.84	28-06-2031	$20,830,050
	05-03-2020	2,161,130	$28.91	05-03-2030	$41,234,360
	05-03-2020	3,437,557	$34.69	05-03-2030	$45,719,508
	05-03-2020	3,437,557	$41.62	05-03-2030	$21,897,238
	05-03-2020	3,437,557	$49.95	05-03-2030	–
Luke Pelosi	29-06-2021	567,000	$41.84	28-06-2031	$3,487,050	20,600	$988,594	–
	29-06-2021	567,000	$41.84	28-06-2031	$3,487,050
	05-03-2020	245,540	$24.09	05-03-2030	$5,868,406
	05-03-2020	245,540	$28.91	05-03-2030	$4,684,903
	05-03-2020	245,540	$34.69	05-03-2030	$3,265,682
	05-03-2020	245,540	$41.62	05-03-2030	$1,564,090
	05-03-2020	245,540	$49.95	05-03-2030	–
Greg Yorston	29-06-2021	367,000	$41.84	28-06-2031	$2,257,050	34,458	$1,653,639	–
	29-06-2021	367,000	$41.84	28-06-2031	$2,257,050
	05-03-2020	98,216	$24.09	05-03-2030	$2,347,362
	05-03-2020	98,216	$28.91	05-03-2030	$1,873,961
	05-03-2020	98,216	$34.69	05-03-2030	$1,306,273
	05-03-2020	98,216	$41.62	05-03-2030	$625,636
	05-03-2020	98,216	$49.95	05-03-2030	–
Mindy Gilbert	29-06-2021	285,000	$41.84	28-06-2031	$1,752,750	40,703	$1,953,337	–
	29-06-2021	285,000	$41.84	28-06-2031	$1,752,750
	05-03-2020	49,108	$24.09	05-03-2030	$1,173,681
	05-03-2020	49,108	$28.91	05-03-2030	$936,981
	05-03-2020	49,108	$34.69	05-03-2030	$653,136
	05-03-2020	49,108	$41.62	05-03-2030	$312,818
	05-03-2020	49,108	$49.95	05-03-2030	–
Elizabeth Joy Grahek	29-06-2021	232,000	$41.84	28-06-2031	$1,426,800	54,034	$2,593,092	–
	29-06-2021	232,000	$41.84	28-06-2031	$1,426,800

(1)
Option-Based Awards and Share-Based Awards were provided in U.S. dollars. U.S. dollar amounts have been converted to Canadian dollars using the December 31, 2021 Exchange Rate.

(2)
IPO Options are subject to multi-year vesting conditions and laddered exercise prices. 2021 Options are subject to share performance-based vesting conditions, such that one half of such options will vest following the date on which the trading price of our subordinate voting shares on the NYSE achieves a volume weighted average price (VWAP) of US$50.00 for 20 consecutive trading days, and one half of such options will vest following the date on which the trading price of our subordinate voting shares on the NYSE achieves a VWAP of US$60.00 for 20 consecutive trading days, provided that in each case vesting cannot occur before June 5, 2024 in the case of Mr. Dovigi and March 5, 2025 in the case of the

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other NEOs. See “Compensation Discussion and Analysis – Summary Compensation Table” and – “Long-Term Equity Incentives Granted in Fiscal 2021”.
(3)
Exercise prices for 2021 Options are US$33.00 ($41.84). Exercise prices for IPO Options are US$19.00 ($24.09), US$22.80 ($28.91), US$27.36 ($34.69), US$32.83 ($41.62), and US$39.40 ($49.95).

(4)
Options are “in-the-money” if the market price of the subordinate voting shares covered by the options is greater than the option exercise price. This value is calculated based on the difference between the closing price of the subordinate voting shares on the NYSE on December 31, 2021, which was US$37.85 ($47.99), and the exercise price of the option.

(5)
RSUs vest ratably over a three-year period following the first anniversary of the date of grant in increments of 33.3% per annum, subject to the participants’ continued employment. In Fiscal 2021, RSUs held by each of Mr. Pelosi (6,852), Mr. Yorston (11,462), Ms. Gilbert (12,054) and Ms. Grahek (14,437) vested in accordance with their terms, however each holder elected to delay settlement, and as a result these RSUs remained outstanding as of December 31, 2021 and are included in the table above.

(6)
For the purposes of attributing a market value to the shares underlying the Share-Based Awards, being RSUs, the value is calculated based on the closing price of the subordinate voting shares on the NYSE on December 31, 2021, which was US$37.85 ($47.99). This amount may not represent the actual value of the Share-Based Awards upon distribution, as the value of the shares may be of greater or lesser value based on the market value of the subordinate voting shares at that time.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table indicates, for each of the NEOs, the value of the Option-Based and Share-Based Awards that were vested or earned in accordance with their terms during the year ending December 31, 2021.(1)
Name	Option-Based Awards – Value vested during the year ($)(2)	Share-Based Awards – Value vested during the year ($)(3)	Non-equity incentive plan compensation – Value earned during the year ($)
Patrick Dovigi	39,005,306	–	6,023,159
Luke Pelosi	3,909,873	323,209	1,673,750
Greg Yorston	1,563,949	540,663	1,673,750
Mindy Gilbert	781,975	568,587	811,800
Elizabeth Joy Grahek	–	680,993	665,123

(1)
Option-Based Awards and Share-Based Awards for all NEOs, and Non-equity Incentive Plan Compensation for Mr. Yorston, were provided in U.S. dollars. U.S. dollar amounts have been converted to Canadian dollars using the December 31, 2021 Exchange Rate.

(2)
Values are calculated based on the difference between the closing price of the subordinate voting shares on the NYSE on the vesting date and the exercise price of the option.

(3)
In Fiscal 2021, RSUs held by each of Mr. Pelosi (6,852), Mr. Yorston (11,462), Ms. Gilbert (12,054) and Ms. Grahek (14,437) vested in accordance with their terms, however each holder elected to delay settlement, and as a result these RSUs remained outstanding. These RSUs are presented above, and values are calculated based on the number of RSUs and the closing price of the subordinate voting shares on the NYSE on the vesting date.

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Potential Payments Table
The table below shows the incremental payments that would have been made to our NEOs under the terms of their employment agreements and equity incentive award agreements upon the occurrence of certain events, had they occurred on December 31, 2021.
Name	Event	Severance ($)(1)	Acceleration of Equity-Based Awards ($)	Total ($)(2)
Patrick Dovigi	Termination without cause, resignation for good reason, or termination by the Company within 18 months of change of control	22,368,991(3)(4)	150,511,207(5)	172,880,198
	Termination with cause or resignation without good reason	–	–	–
	Termination upon death	–	150,511,207(5)	150,511,207
Luke Pelosi	Termination without cause, resignation for good reason, or termination without cause or resignation with good reason within 12 months of change of control	4,300,092(3)(4)	18,766,789(6)	23,066,880
	Termination with cause or resignation without good reason	–	–	–
	Termination upon death	–	18,766,789(6)	18,766,789
Greg Yorston	Termination without cause, resignation for good reason, or termination without cause or resignation with good reason within 12 months of change of control	4,324,292(3)(4)	15,137,862(6)	19,462,153
	Termination with cause or resignation without good reason	–	–	–
	Termination upon death	–	15,137,862(6)	15,137,862
Mindy Gilbert	Termination without cause, resignation for good reason, or termination without cause or resignation with good reason within 12 months of change of control	2,357,425(3)(4)	7,784,636(6)	10,142,061
	Termination with cause or resignation without good reason	–	–	–
	Termination upon death	–	7,784,636(6)	7,784,636
Elizabeth Joy Grahek	Termination without cause, resignation for good reason, or termination without cause or resignation with good reason within 12 months of change of control	1,931,518(3)(4)	6,353,271(6)	8,284,789
	Termination with cause or resignation without good reason	–	–	–
	Termination upon death	–	6,353,271(6)	6,353,271

(1)
Reflects the full value of the severance payment that the NEO would be entitled to, whether it is payable in equal instalments or a lumpsum payment. This value assumes there are no accrued obligations or basic entitlements, meaning earned but unpaid salary and vacation pay, unreimbursed business expenses, bonus earned but not previously paid to the NEO in respect of the previous fiscal year, or pro-rated bonus for Fiscal 2021. Unless otherwise specified, any U.S. dollar amounts for salary

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have been converted to Canadian dollars using the Fiscal 2021 Exchange Rate and any U.S. dollar amounts for Non-equity Incentive Plan Compensation have been converted to Canadian dollars using the December 31, 2021 Exchange Rate.
(2)
Not reflected in the table are the amounts for the premiums that the Company will continue to pay for certain health and welfare benefits for the NEOs following the date of termination. For Mr. Dovigi, the Company will continue to pay such premiums for 12-months following the date of his termination or death. In addition, Mr. Dovigi will continue to have use of the automobile and the benefits associated with same for the 12-month period following the date of his termination. For each of the other NEOs, the Company will continue to pay such premiums until the earlier of 18 months or comparable coverage is secured through alternate employment.

(3)
In the case of Mr. Dovigi, this amount is paid in equal instalments over the 12-month period following the date of his termination. In the case of each of the other NEOs, in the event of: (i) termination without cause or resignation for good reason, this amount is paid in equal instalments over the 24-month period following the date of his or her termination, or (ii) termination without cause or resignation with good reason within 12 months of change of control, this amount is paid in a lump sum payment, payable within 60 days following the date of termination.

(4)
In the case of Mr. Dovigi, this amount represents three times the sum of his salary and bonus received in the prior fiscal year. In the case of each of the other NEOs, this amount represents two times the sum of his or her salary earned in the then current fiscal year and the average bonus received in the two previous fiscal years. U.S. dollar amounts for salary have been converted to Canadian dollars using the Fiscal 2021 Exchange Rate. U.S. dollar amounts for Non-equity Incentive Plan Compensation for the two prior fiscal years have been converted to Canadian dollars using the December 31, 2020 Exchange Rate and the exchange rate on December 31, 2019 of US$1.00=$1.2988, as applicable.

(5)
The vesting of all unvested equity-based awards will accelerate. Reflects the value of Mr. Dovigi’s in-the-money options that were unvested immediately prior to termination. In addition, Mr. Dovigi would receive the value of his in-the-money options that had previously vested prior to termination. U.S. dollar amounts for options have been converted to Canadian dollars using the December 31, 2021 Exchange Rate.

(6)
The vesting of all unvested equity-based awards will accelerate. Reflects the value of the NEO’s RSUs, the value of the in-the-money options that were unvested immediately prior to termination, and the release of the Legacy Option Shares from escrow, as applicable. U.S. dollar amounts for equity-based compensation have been converted to Canadian dollars using the December 31, 2021 Exchange Rate.

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PERFORMANCE GRAPH
The following graph compares the Company’s cumulative total shareholder return to the S&P/TSX Composite Index, assuming reinvestment of any dividends and considering a $100 investment on March 3, 2020, being the date the Company’s subordinate voting shares began trading on the TSX.
The S&P/TSX Composite Index tracks the share prices of the largest companies on the TSX measured by market capitalization. Stocks included in this index cover all sectors of the economy, are not significantly weighted in any industry comparable to the Company’s and are therefore not directly comparable to the Company. During the period commencing on the first day the Company's subordinate voting shares began trading on the TSX to the last trading day of Fiscal 2021, the cumulative shareholder return on an investment in the subordinate voting shares increased by 114.1% compared to the S&P/TSX increase of 36.6%.
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SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS
The following table shows information, as at December 31, 2021, on compensation plans under which shares are authorized for issuance.
Equity Compensation Plan Information
Plan Category		Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)(1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	LTIP	24,114,121 Options 1,736,670 RSUs	$40.30 –	7,945,965
	DSU Plan	32,536 DSUs	–
Equity compensation plans not approved by shareholders		–	–	–
Total		25,883,327	$40.30	7,945,965

(1)
Share-based awards are valued in U.S. dollars. The U.S. dollar amounts have been converted to Canadian dollars using the December 31, 2021 Exchange Rate.

The following table provides the number of awards granted each year under the LTIP and DSU Plan for Fiscal 2020 and Fiscal 2021 expressed as a percentage of the weighted average number of subordinate voting shares and multiple voting shares issued and outstanding for the applicable fiscal year (burn rates).
Fiscal Year		Number of Awards Granted	Weighted Average Number of Shares	Annual Burn Rate(1)
2021	LTIP(2)	10,435,393	332,041,034	3.14%
	DSU Plan(3)	20,206		0.01%
2020	LTIP(2)	21,167,542	326,371,380	6.49%
	DSU Plan(3)	18,248		0.01%

(1)
The burn rate is calculated by dividing the number of awards granted during the applicable fiscal year by the weighted average number of subordinate voting shares and multiple voting shares issued and outstanding for the applicable fiscal year.

(2)
Awards granted under the LTIP consist of options and RSUs.

(3)
Awarded granted under the DSU Plan consist of DSUs.

For more information on the material features of our equity-based incentive compensation plans, see “Description of LTIP” below as well as “Compensation Discussion and Analysis  –  Principal Elements of Compensation and “Director Compensation – Incentive Plan Awards – Value Vested or Earned During the Year – Deferred Share Unit Plan”.
Description of LTIP
The following discussion provides a high-level description of the material terms and conditions of our LTIP and is qualified in its entirety by the text of the LTIP and each grant agreement evidencing the applicable awards.
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Under the terms of the LTIP, our Board, or if authorized by our Board, our NGC Committee, may grant awards to eligible participants, as applicable. The NGC Committee is responsible for administering the Company’s LTIP. Previous grants of equity-based awards may be taken into consideration when making decisions related to equity-based compensation. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of awards is evidenced by a grant agreement with each such participant. The interest of any participant in any award is not assignable or transferable, whether voluntarily, involuntarily, by operation of law or otherwise, other than by will or the laws of descent and distribution.
Only subordinate voting shares are issuable under our LTIP, and the maximum number of subordinate voting shares reserved for issuance collectively under our LTIP, the DSU Plan and any other security-based compensation arrangement is 10% of the aggregate number of subordinate voting shares and multiple voting shares issued and outstanding from time to time. As of December 31, 2021, RSUs and options were the only forms of awards granted under the LTIP. As of December 31, 2021, under the LTIP, there were 1,736,670 RSUs and 24,114,121 options outstanding, representing approximately 0.51% and 7.13%, respectively, of the aggregate number of our subordinate voting shares and multiple voting shares then issued and outstanding. As of December 31, 2021, 7,945,965 subordinate voting shares remained available for issuance under the LTIP and DSU Plan, together, representing 2.35% of the aggregate number of our subordinate voting shares and multiple voting shares then issued and outstanding.
The LTIP provides that, in order to preclude a dilution or enlargement of the benefits under the LTIP, appropriate adjustments, if any, will be made by our Board in the shares issuable or amount payable in connection with a reclassification, reorganization or other change of our shares, share split or consolidation, distribution, merger or amalgamation.
For the purposes of calculating the maximum number of subordinate voting shares reserved for issuance under the LTIP, the DSU Plan and any other security-based compensation arrangement, any issuance from treasury by the Company that is issued in reliance upon an exemption under applicable stock exchange rules applicable to equity based compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Company shall not be included. All of the shares covered by the exercised, cancelled or terminated awards automatically become available subordinate voting shares for the purposes of awards that may be subsequently granted under the LTIP. As a result, the LTIP is considered an “evergreen” plan. As an evergreen plan, the LTIP is subject to shareholder approval every three years pursuant of the rules of the TSX.
The maximum number of subordinate voting shares that may be: (i) issued to insiders of the Company within any one-year period; or (ii) issuable to insiders of the Company at any time, in each case, under the LTIP alone, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the aggregate number of shares issued and outstanding from time to time. The LTIP does not include a maximum that may be issued to an eligible participant. No financial assistance is provided by the Company to eligible participants in connection with the LTIP.
The terms and conditions of grants of options, RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these awards, are set out in the participant’s grant agreement. The impact of certain events upon the rights of holders of these types of awards, including termination for cause, resignation, retirement, termination other than for cause and death or long-term disability, are set out in the participant’s grant agreement.
The participant’s grant agreement provides that options will be exercisable during a period established by our Board which will commence on the date of the grant and will terminate no later than ten years after the date of the granting of the options or such shorter period as the
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Board may determine. The exercise price of options is determined by the Board when such options are granted, but may not be less than the closing price of the subordinate voting shares on the day prior to the grant of such options. For RSUs and PSUs, the participant’s grant agreement provides or is expected to provide that RSUs and PSUs will settle, subject to the achievement of the applicable vesting or other conditions applicable thereto, if any, no later than three years after the date of grant of the award if settled in cash or shares purchased in the open market by the Company, or no later than ten years after the date of the grant of award if settled in shares issued from treasury by the Company, or in each case, such shorter period as our Board may determine. RSUs and PSUs entitle the eligible participant to acquire subordinate voting shares at a purchase price determined by the Board, subject to certain restrictions and conditions as the Board may determine at the time of grant. RSUs and PSUs may be settled in cash, subordinate voting shares or both, in accordance with the terms of the LTIP and the grant agreement.
The LTIP provides that the exercise period for an option shall automatically be extended if the date on which it is scheduled to terminate falls during a black-out period. In such cases, the extended exercise period will terminate ten business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of the options, the LTIP has a cashless exercise feature pursuant to which participants may elect to undertake either a broker assisted “cashless exercise” or a “net exercise” subject to the procedures set out in the participant’s grant agreement, including the consent of our Board, where required.
In the event of a change of control of the Company, our Board has the discretion to, among other things, accelerate the vesting of outstanding awards, settle outstanding awards in cash or exchange outstanding awards for similar awards of a successor company.
Our Board may, in its sole discretion, suspend or terminate the LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the LTIP or of any securities granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and exchange approval, provided that such suspension, termination, amendment, or revision does not adversely alter or impair any award previously granted except as permitted by the terms of the LTIP or as required by applicable laws.
Our Board may amend the LTIP or any securities granted under the LTIP at any time without the consent of a participant provided that such amendment: (i) does not adversely alter or impair any award previously granted except as permitted by the terms of the LTIP or with consent of the participant; (ii) is in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX or NYSE; and (iii) is subject to shareholder approval, where required by law, the requirements of the TSX, NYSE or the LTIP, provided however that shareholder approval will not be required for the following amendments and our Board may make any changes which may include but are not limited to:
•
any amendment to the vesting provisions, if applicable, or assignability provisions of awards;

•
any amendment regarding the effect of termination of a participant’s employment or engagement;

•
any amendment which accelerates the date on which any award may be exercised under the LTIP;

•
any amendment necessary to comply with applicable law or the requirements of the TSX, NYSE, any other exchange upon which the securities of the Company are then listed, or any other regulatory body;

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•
any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the LTIP, correct or supplement any provision of the LTIP that is inconsistent with any other provision of the LTIP, correct any grammatical or typographical errors or amend the definitions in the LTIP;

•
any amendment regarding the administration of the LTIP; and

•
any other amendment that does not require the approval of shareholders pursuant to the amendment provisions of the LTIP,

provided that the alteration, amendment or variance does not:
•
increase the maximum number of subordinate voting shares issuable under the LTIP, other than an adjustment pursuant to a change in capitalization;

•
reduce the exercise price of awards;

•
extend the expiration date of an award benefitting an insider of the Company, except in the case of an extension due to a black-out period;

•
remove or exceed the insider participation limits; or

•
amend the amendment provisions of the LTIP.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
None of our directors, executive officers, employees, former directors, former executive officers or former employees or any of our subsidiaries, and none of their respective associates, is or has within 30 days before the date of this Circular or at any time since the beginning of the most recently completed financial year been indebted to us or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by us or any of our subsidiaries.
CORPORATE GOVERNANCE
General
The Company and Board believe that sound corporate governance practices are essential to the proper and effective management and operation of our business. This includes compliance with applicable regulatory requirements and best practices that go beyond the requirements mandated by regulation. The Company continues to monitor corporate governance developments in Canada with a view to further enhancing its governance policies and practices, as appropriate.
We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices.
As a corporation incorporated under the OBCA and listed on both the TSX and the NYSE, the Company is subject to various Canadian and U.S. legislation, rules, regulations, standards and recommendations related to governance practices. The Board and senior management believe that the Company’s current governance practices are appropriate and comply in all material respects with the requisite regulatory and statutory requirements, including National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), the corporate governance rules of the NYSE and TSX, and applicable Canadian and U.S. corporate and securities laws.
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To comply with these various legislation, rules, regulations, standards and recommendations and achieve best practices, we have adopted comprehensive corporate governance policies and procedures. Our key policies and documents include the following:

•
Mandate of the Board

•
Majority Voting Policy

•
Charters of our Board committees, including the Audit Committee and the NGC Committee

•
Code of Ethics

•
Clawback Policy

•
Whistleblower Policy

• Disclosure Policy • Corporate Governance Guidelines • Diversity Policy • Share Ownership Guidelines • Anti-Corruption Policy
Board of Directors
Director Independence
Under the NYSE Listing Rules, an independent director means a person who, among other things, in the opinion of our Board, has no material relationship with our Company. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”). Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect material relationship with us which could, in the view of our Board, be reasonably expected to interfere with the exercise of a director’s independent judgement.
The Board is currently composed of nine directors, seven of whom (or approximately 78%) are independent. As such, the Board is currently composed of a majority of independent directors. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that Patrick Dovigi and Ven Poole are not considered “independent” as that term is defined under the NYSE Listing Rules and NI 58-101 as a result of Mr. Dovigi being our Chief Executive Officer and Mr. Poole being an employee of the Company until February, 2020. Certain members of our Board are also members of the board of other public companies. See “Proposal 1 – Election of Directors – Description of Proposed Director Nominees”.
Meetings of Independent Directors
Our Board believes that given its size and structure, it is able to facilitate independent judgement in carrying out its responsibilities. To enhance such independent judgement, the independent directors of the Company meet in camera without the non-independent directors and members of management present at the end of every meeting of the Board. In addition, any independent director may, at any time, if considered necessary to facilitate open and candid discussion among the independent directors, call a meeting or request an in camera session without management and non-independent directors.
Our Board has not appointed an independent chair. However, Dino Chiesa has been appointed as Lead Independent Director by our Board and is responsible for ensuring that the directors who are independent of management have opportunities to meet without management present. Discussions are led by the Lead Independent Director who subsequently provides feedback to the Chair. The Lead Independent Director may be appointed and replaced from time to time by a majority of independent directors and will be an independent director.
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Conflicts of Interest and Related Party Transactions
Under our written code of ethics (the “Code of Ethics”), directors, officers, employees and other representatives of the Company are expected to put the interests of GFL before their own. Representatives must avoid situations involving a conflict, or potential conflict, between their personal, family or business interests, and the interests of GFL, and must promptly disclose any such conflict, or potential conflict. A director has a statutory responsibility to disclose all actual or potential conflicts of interest related to matters before our Board or any committee on which he or she serves as soon as the director becomes aware of it. In situations where a director has a conflict of interest in the matter to be considered by our Board or the committee, such director must comply with the relevant provisions of the OBCA, which may include absenting himself or herself from the meeting while discussions are taking place and abstaining from voting with respect to the matter. A director is generally considered to have a “conflict of interest” in any situation in which a director has a personal or financial interest in a matter which is the subject of an action or decision by the Company that may reasonably be perceived to: (i) affect the objectivity of the director in carrying out his or her responsibilities and duties or (ii) represent an advantage or gain to the director or other persons with whom the director does not deal at arm’s length.
The Audit Committee is responsible for reviewing all material related party transactions other than those delegated to a special committee or independent committee of the Board. In satisfying its mandate, the Audit Committee considers applicable legal and regulatory requirements, discusses with management the business rationale for the transactions, reviews applicable disclosures and reports to the Board on all such transactions, if any, each quarter. The Audit Committee is considered the appropriate committee to assess related party transactions given the additional independence requirements required of each committee member pursuant to applicable securities laws. The Audit Committee is responsible for ensuring all such transactions are on arm’s length and commercially reasonable terms and are supported by third party appraisals or valuations where applicable. For purposes of this policy, “related party” includes directors and officers of the Company and applies to any agreement entered into with such related party.
Director Commitments
The Board, with the assistance of the NGC Committee, monitors the demands placed on each director’s time and attention outside of their service on the Board. This includes, among other things, reviewing the number of other public company boards that a director sits on to ensure that no director has excessive commitments to other public companies that may result in a reduced ability for the director to provide effective oversight as a Board member. In this regard, each director is required to notify the Chair of the NGC Committee prior to accepting a directorship at another public company.
The Board, with the assistance of the NGC Committee, also monitors interlocking board and committee memberships among all directors. Board interlocks exist when two directors of one public company sit on the board of another public company and committee interlocks exist when two directors sit together on another public company board and are also members of the same board committee.
Director Term Limits and Other Mechanisms of Board Renewal
Our Board has not adopted director term limits, mandatory age-related retirement policies or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age related retirement policies and other mechanisms of board renewal, the NGC Committee seeks to maintain the composition of our Board in a way that provides, in the judgement of our Board, the best mix of skills and experience to provide for our overall stewardship. The Board maintains a skills matrix to assist in assessing its composition.
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Our NGC Committee also conducts a process for the assessment of our Board, each committee and each director regarding his, her or its effectiveness and performance, and reports evaluation results to our Board. For further information on the composition of our Board and the annual assessment process, see also “Board and Senior Executive Diversity Policy“ and “Mandate of our Board of Directors“.
Mandate of our Board of Directors
Our Board is responsible for supervising the management of the business and affairs of the Company. Our Board has adopted the written mandate set forth in Appendix “A” that includes the following responsibilities, among others:
•
adopting a strategic planning process, approving the principal business objectives for the Company and approving major business decisions and strategic initiatives;

•
approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business and affairs;

•
monitoring the implementation of procedures, policies and initiatives relating to corporate governance, risk management, corporate social responsibility, health and safety, ethics and integrity;

•
identifying the principal risks of the Company’s business and overseeing management’s implementation of appropriate systems to monitor, manage and mitigate such risks;

•
appointing the Chief Executive Officer of the Company and developing the corporate goals and objectives that the Chief Executive Officer should meet, and reviewing the performance of the Chief Executive Officer against such goals and objectives;

•
taking steps to satisfy itself as to the integrity of the Chief Executive Officer and other senior executive officers and that the Chief Executive Officer and other senior executive officers create a culture of integrity throughout the organization; and

•
approving the succession plan for the Company’s senior executive officers.

Oversight and guidance on the Company’s strategy, including with respect to business and environmental, social and governance (“ESG”) matters, is one of the Board’s primary roles. On an annual basis, management of the Company, including the Chief Executive Officer, collaborates with the Board to develop, review and update the Company’s strategic plan.
Our Board, in conjunction with the NGC Committee, also evaluates and assesses, on an annual basis, the performance and effectiveness of our Board and the committees thereof and the contributions of the individual Board members. The assessment addresses, among other things, individual director performance, individual director and overall Board skills and attributes, including diversity, and individual director independence and financial literacy. Our Board receives and considers the recommendations from the NGC Committee regarding the results of the evaluation of the performance and effectiveness of our Board and committees.
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Our Board also maintains a skills matrix to assess its composition. The following table summarizes the key experiences and skills represented on our Board:
Director
Experience and Skills	Dino Chiesa	Patrick Dovigi	Violet Konkle	Jessica McDonald	Arun Nayar	Paolo Notarnicola	Ven Poole	Blake Sumler	Raymond Svider
Strategic Planning	✓	✓	✓	✓	✓	✓	✓	✓	✓
M&A	✓	✓		✓	✓	✓	✓	✓	✓
Environmental Services or Regulated Industry	✓	✓	✓	✓		✓	✓		✓
C-Suite-Public Company	✓		✓		✓		✓		✓
Governance / Board Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓
Financial / Accounting	✓	✓	✓		✓	✓	✓	✓	✓
Capital Markets	✓	✓			✓	✓	✓	✓	✓
Sustainability	✓	✓		✓			✓
Operations & Management	✓	✓	✓	✓	✓	✓	✓		✓
Information Technology and Privacy	✓	✓		✓		✓	✓	✓	✓
Climate Change Strategy	✓	✓		✓		✓	✓	✓
As indicated in the table above, the vast majority of our Board have direct experience and skills related to strategic planning, governance, environmental matters, enterprise risk management and information technology and privacy, which are some of the areas the Company relies most heavily on the Board for guidance and stewardship. In addition, our newest director, Jessica McDonald, has an extensive background in sustainable initiatives, having previously served as Deputy Minister to the Premier of British Columbia, Strategy Policy, Environment and Resource Development and the President and Chief Executive Officer of BC Hydro and Power Authority. We intend to continue to leverage our Board’s collective experience and skills in these areas as we work towards achieving our sustainability goals and objectives.
In order to ensure that our directors maintain or enhance their skills and abilities relevant to their positions on our Board, we provide informational sessions throughout the year on topics determined by the Board to represent the greatest risks to the Company. See also “Orientation and Continuing Education”.
Position Descriptions
The Chair of the Board and Committee Chairs
Our Board has adopted a written position description for the Chair, which sets out the Chair’s key responsibilities, including, among others, duties relating to setting Board meeting agendas, chairing Board and shareholder meetings, director development and communicating with shareholders and regulators.
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Our Board has adopted a written position description for each of our committee chairs which sets out each committee chair’s key responsibilities, including, among others, duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.
Lead Independent Director
Our Board has adopted a written position description for the Lead Independent Director, which sets out the key responsibilities of the Lead Independent Director, including, among others, duties relating to working collaboratively with the Chair and Chief Executive Officer with respect to Board governance and Board processes, providing independent leadership to enable the Board to effectively carry out its duties and responsibilities independently from the senior executives of the Company, facilitating an effective relationship between senior executives of the Company and the Board and other duties related to chairing meetings of independent directors and communication with shareholders. See “Meetings of Independent Directors” and ”Conflicts of Interest and Related Party Transactions”.
The Chief Executive Officer
Our Board has adopted a written position description for our Chief Executive Officer which sets out the key responsibilities of our Chief Executive Officer, including, among others, duties relating to providing overall leadership, ensuring the development of a strategic plan and recommending such plan to our Board for consideration, ensuring the development of an annual corporate plan and budget that support the strategic plan and recommending such plan to our Board for consideration and supervising day-to-day management and communicating with shareholders and regulators.
Orientation and Continuing Education
We have implemented an orientation program for new directors under which a new director meets with the Chair, the Lead Independent Director, members of senior management and our Chief Legal Officer. New directors are provided with comprehensive orientation and education as to the nature and operation of the Company, the Company’s industry, our business, strategic plans, significant risk management issues, key policies and practices, financial standing, principal officers and management structure, the role of our Board and its committees, the contribution that an individual director is expected to make and the individual director’s obligations under applicable corporate and securities laws as a director of a dual-listed company. The most recent director orientation session was held in January 2022. Our NGC Committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of our business remains current. The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate.
As part of our annual strategic review, we hold a management session in which our Board participates. As a result of COVID-19, we did not hold any larger in-person training and educational sessions in Fiscal 2021, however we were able to offer site visits to smaller groups, including a facility tour for our newest director. The Board has also been provided with regular updates and where available materials from management and the auditor regarding changes in governance trends, updates in policies and the steps taken by the Company in ensuring a safe workplace, including a virtual presentation in April 2022 on recent trends in ESG matters. While not in person, these updates have served to keep directors aware and aligned with the policies and procedures of the Company and informed with regard to governance best practices and regulatory changes. We intend to return to in-person meetings and training and educational sessions in 2023.
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Code of Ethics
We have adopted a written Code of Ethics, which applies to all of our officers, directors, employees, contractors and agents, acting on behalf of us. The objective of the Code of Ethics is to provide guidelines for maintaining our and our subsidiaries’ integrity, trust and respect. The Code of Ethics addresses compliance with laws, rules and regulations, conflicts of interest, confidentiality, commitment, preferential treatment, financial information, internal controls and disclosure, protection and proper use of our assets, communications, fair dealing, fair competition, due diligence, illegal payments, equal employment opportunities and harassment, privacy, use of Company computers and the internet, political and charitable activities and reporting any violations of law, regulation or the Code of Ethics. Any person subject to the Code of Ethics should report all violations of law, regulation or of the Code of Ethics of which they become aware to any one of our senior executives. Our Board has ultimate responsibility for monitoring compliance with the Code of Ethics. The Code of Ethics is available on our investor relations website at http://investors.gflenv.com under “Governance Documents” and has been filed with the Canadian securities regulatory authorities on SEDAR at http://sedar.com.
Waivers of the Code of Ethics will be granted only in advance and under exceptional circumstances by the NGC Committee. Any waiver of the Code of Ethics with respect to a member of the NGC Committee may be granted only by the Audit Committee, and any waiver with respect to a director or executive officer of GFL may be granted only by the Board. Any such waiver shall be disclosed to the extent and in the manner required by applicable laws or stock exchange rules. Any amendments to the Code of Ethics will be posted on the Company’s website and on SEDAR. If a waiver applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics in Fiscal 2021.
Independent, Anonymous Complaint Process
We have adopted a written whistleblower policy (the “Whistleblower Policy”), which sets out and describes procedures governing the receipt, retention and treatment of complaints regarding, among other things, accounting, internal accounting controls or auditing matters, violations of applicable law, rules or regulations that relate to corporate reporting and disclosure, or violations of the Code of Ethics, and any other concerns regarding behavior or conduct that may be considered unethical, suspicious, fraudulent or illegal.
The Company maintains a third-party managed confidential reporting platform that permits the reporting of complaints in accordance with the Whistleblower Policy, including on an anonymous basis at the election of the complainant. The distribution of all confidential complaint reports is strictly limited to appropriate members of senior management who need to know of the complaint in order that the complaint be properly investigated and addressed.
Disclosure Policy
We have adopted a written disclosure policy (the “Disclosure Policy”), which outlines the procedures and practical guidelines for timely disclosure of information about the Company to the investing public, in accordance with applicable legal and regulatory requirements, and is intended to protect and prevent the improper use or disclosure of undisclosed material information or otherwise confidential information about the Company. The Disclosure Policy applies to all directors, officers, employees, consultants and contractors of the Company who have access to confidential corporate information, including undisclosed material information, and those persons authorized to speak on the Company’s behalf and to all disclosure in any medium, including to shareholders, the investment community and the media.
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Anti-Corruption Policy
We have adopted an anti-corruption policy (the “Anti-Corruption Policy”), which confirms our commitment to comply fully with the Canadian Criminal Code, Corruption of Foreign Public Officials Act, the Freezing Assets of Corrupt Foreign Officials Act, the United States Foreign Corrupt Practices Act of 1977 and any local and foreign anti-bribery or anti-corruption laws and regulations that may be applicable. The Anti-Corruption Policy requires all officers, directors, employees, contractors and agents acting on behalf of the Company to comply with all laws prohibiting improper payments to domestic and foreign officials, and to conduct the Company’s business legally and ethically. Gifts, payments or offerings of anything to influence sales or other business, bribes, kickbacks, or other questionable inducements, directly or indirectly to or for the benefit of government officials, are prohibited. The Anti-Corruption Policy provides a guideline of prohibited payments, as well as the consequences of non-compliance. The Anti-Corruption Policy also sets out strategies we have adopted to mitigate bribery and corruption risk. The Chief Legal Officer of the Company is responsible for implementing and administering the Anti-Corruption Policy, as well as reporting on the Anti-Corruption Policy on a quarterly basis to the Audit Committee.
Communications with the Board and Management
Shareholders and other interested parties may communicate with the Board generally, with the independent directors as a group or with a specific director at any time by writing to the Board, the independent directors or a specific director, to the attention of the Corporate Secretary, at our head offices located at GFL Environmental Inc., 100 New Park Place, Suite 500, Vaughan, Ontario L4K 0J3. The Corporate Secretary will forward all communications to the Board, the independent directors or a specific director, as applicable, as soon as practicable after receipt without screening the communication. Shareholders and other interested parties are also able to communicate with the Board and management through the Company’s investor relations email at ir@gflenv.com.
Shareholder Outreach and Engagement
We believe that our relationship with and accountability to our shareholders are important to our success. Engaging with our shareholders helps us to understand their perspective, and to set goals and expectations for our performance. This engagement also helps us to identify emerging issues that may affect our strategies, corporate governance, compensation practices or other aspects of our operations. Our shareholder and investor outreach includes shareholder meetings, investor road shows, analyst meetings and investor conferences. Our Board encourages shareholder attendance and participation at our annual general meetings in particular, as this provides a valuable opportunity to engage with the Company with regard to corporate governance and other important matters.
We also communicate with shareholders and other interested parties through various media, including our annual and quarterly reports, press releases and our website. Our conference calls for quarterly earnings releases and major corporate developments are open to all. The quarterly earnings presentations are also archived and available on our website. Our Chief Executive Officer, Chief Financial Officer and other senior management also regularly meet with investors to discuss our strategy, financial and business performance and to update investors on key developments.
In addition, shareholders can contact the Board at any time during the year by mail addressed to GFL Environmental Inc., 100 New Park Place, Suite 500, Vaughan, ON L4K 0J3, Attention: Corporate Secretary, or by e-mail to ir@gflenv.com. The Board will endeavor to respond to all appropriate correspondence in a timely manner.
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Committees of our Board
Our Board has established two committees: the Audit Committee and the NGC Committee.
Audit Committee
Our Audit Committee consists of three directors, all or 100% of whom are persons determined by our Board to meet the independence requirements for audit committees under the rules of the NYSE and NI 52-110. Our Audit Committee is composed of Arun Nayar, who acts as chair of the committee, Dino Chiesa, and Violet Konkle. Each of our Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. The Board has also determined that each of the Audit Committee members are “financially literate” within the meaning of the rules and regulations of the NYSE and NI 52-110 and each qualify as an “audit committee financial expert” as defined under applicable SEC rules and regulations.
Our Board has adopted the written charter set forth in Appendix “B” that includes the purpose, composition, authority and responsibility of our Audit Committee, consistent with NI 52-110. The Audit Committee assists our Board in fulfilling its oversight of:
•
our financial statements and financial reporting processes;

•
our systems of internal accounting and financial controls;

•
enterprise risk management

•
the annual independent audit of our financial statements;

•
legal and regulatory compliance;

•
reviewing and monitoring compliance with debt covenants and reviewing the process and reports with which we measure financial results or performance;

•
reviewing and approving material transactions with related parties of the Company, to ensure the transactions are on arm’s length and commercially reasonable terms, supported by third party appraisals or valuations, where applicable; and

•
public disclosure items such as quarterly press releases, investor relations materials and other public reporting requirements.

To assist the Audit Committee with its oversight of enterprise risk management, we provide informational sessions throughout the year on topics determined by the Board to represent the greatest risks to the Company, including health and safety, information technology and cyber security. As part of its oversight of enterprise risk management, the Audit Committee also receives regular updates on the Company’s information technology systems and related cyber security matters.
It is the responsibility of the Audit Committee to maintain free and open means of communication between the Audit Committee, the external auditor and the management of the Company. The Audit Committee is given full access to our management and records and external auditor as necessary to carry out these responsibilities. The Audit Committee has the authority to carry out such special investigations as it sees fit in respect of any matters within its various roles and responsibilities. We provide appropriate funding, as determined by the Audit Committee, for the payment of compensation to the independent auditor for the purpose of rendering or issuing audit reports and to any advisors retained by the Audit Committee.
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We have also formed a Risk Management Steering Committee. The Risk Management Steering Committee and related working group are responsible for overseeing the implementation of our enterprise risk management under the direction of the Audit Committee. The Risk Management Steering Committee is composed of our NEOs, Area Vice Presidents and other corporate vice presidents, including the Vice President, Internal Audit and Compliance and the Vice President, Environmental Responsibility and Sustainability.
For additional details regarding the relevant education, skills and experience of each member of our Audit Committee, see “Proposal 1 – Election of Directors – Description of Proposed Director Nominees” and the director skills matrix under “Mandate of our Board of Directors“.
Nomination, Governance and Compensation Committee
Our Board has established the NGC Committee, which is composed of four directors, all or 100% of whom are persons determined by our Board to be independent directors, and is charged with reviewing, overseeing and evaluating our compensation, corporate governance and nominating policies. Our NGC Committee is composed of Paolo Notarnicola, who acts as Chair of the committee, Dino Chiesa, Arun Nayar and Jessica McDonald. No member of our NGC Committee is an officer of the Company, and as such, our Board believes that our NGC Committee is able to conduct its activities in an objective manner.
Our Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of our NGC Committee consistent with our Corporate Governance Guidelines. Our NGC Committee’s purpose is to assist our Board in:
•
the appointment, evaluation and compensation of our senior executives;

•
the recruitment, development and retention of our senior executives;

•
maintaining talent management and succession planning systems and processes relating to our senior management;

•
developing the compensation structure for our senior executives including salaries, annual and long-term incentive plans including plans involving share issuances and other share-based awards;

•
establishing policies and procedures designed to identify and mitigate risks associated with our compensation policies and practices;

•
assessing the compensation of our directors;

•
developing benefit retirement and savings plans;

•
developing our corporate governance guidelines and principles and providing us with governance leadership;

•
identifying individuals qualified to be nominated as members of our Board;

•
monitoring compliance with the Code of Ethics;

•
reviewing the structure, composition and mandate of our board committees;

•
guiding management in identifying sustainability and corporate responsibility strategies, goals and objectives that have significant potential financial or reputational impacts and reviewing the Company’s performance toward such strategies, goals and objectives; and

•
evaluating the performance and effectiveness of our Board and of our board committees.

Our NGC Committee is responsible for evaluating and assessing, on an annual basis, the performance and effectiveness of our Board and the committees thereof and the
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contributions of the individual board members. The assessment addresses, among other things, individual director independence, individual director and overall board skills and attributes, including diversity, and individual director financial literacy. Our Board receives and considers the recommendations from our NGC Committee regarding the results of its evaluation. Our NGC Committee is also responsible for orientation and continuing education programs for our directors.
In support of its succession planning responsibilities, the NGC Committee has retained an independent executive search consultant to assist it with formalizing the succession plan for the Chief Executive Officer and other NEOs. Such plan will include policies and principles for selecting and evaluating a new Chief Executive Officer in the event of an emergency or retirement of the Chief Executive Officer. Upon recommendation from the NGC Committee, the Board will approve the succession plan for the Company.
In support of its director nomination responsibilities, and in addition to regularly-scheduled committee meetings, the NGC Committee meets informally throughout the year with search consultants and potential director nominee candidates.
Our NGC Committee monitors the level of diversity of our Board and senior management, recognizing the importance and benefit of having highly talented and experienced individuals who reflect the diversity of our stakeholders, including our customers and employees as well as the changing demographics of the communities in which we operate. In support of this goal and in accordance with our diversity policy, the NGC Committee considers, among other factors, criteria that promote diversity, including with regard to gender, age, ethnicity, religion, sexual orientation, disability and other characteristics.
For additional details regarding the relevant education, skills and experience of each member of our NGC Committee, see “Proposal 1 – Election of Directors – Description of Proposed Director Nominees” and the director skills matrix under “Mandate of our Board of Directors“.
Environmental, Social and Governance Matters
The Company believes that environmental, organization and financial sustainability initiatives are key components of our continued success. The Board is responsible for the oversight of ESG, including in relation to (i) strategies, policies, systems and processes of the Company, (ii) management of risks relating to ESG matters and (iii) compliance with statutory and regulatory obligations.
We have formed a Sustainability Initiatives Committee (the “Sustainability Committee”) composed of our named executive officers and Area Vice Presidents. The Sustainability Committee plays a key role in acting as the bridge between our operations and the Board, through the NGC Committee. The purpose of the Sustainability Committee is to define our sustainability goals, objectives and commitments, and to develop strategies to ensure that sustainability continues to be integrated into our internal operations. The Sustainability Committee considers and recommends for the approval of the NGC Committee those sustainability goals, objectives and commitments that will be disclosed to the public and the format and timing of such disclosures. The Sustainability Committee also oversees the implementation of key initiatives to help us achieve our identified sustainability goals, objectives and commitments in accordance with expectations set by the Board and reports semi-annually to the NGC Committee on the progress made toward implementing our identified sustainability goals, objectives and commitments. Information on our sustainability strategy, programs and initiatives, as well as 2020 sustainability results, can be found in our 2020 Sustainability Update Report available on our the “ESG – Sustainability” section of our website at http://investors.gflenv.com.
To support our commitments to sustainability, we continue to make significant investments in developing a robust environmental management system that was developed based on the
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commitments of our Environmental Sustainability Policy to track both regulatory compliance and other relevant performance measures. These investments reflect our commitment to providing sustainable environmental solutions for our customers that are also value-enhancing initiatives for our business. We are also focused on ensuring the health and safety of our employees through our Safe For Life program. The Safe for Life program recognizes that our employees are our greatest asset and our strongest resource in assessing, correcting and executing safe practices. Our commitment to safety extends from our strict regulatory compliance to our wide range of training, coaching and supervision that is based on our internal responsibility system that is designed to ensure that all employees make safe execution of their jobs their first priority by (i) conducting regular inspections and audits designed to conform adherence to corporate policies and applicable regulations, (ii) documenting standard operating procedures and safe work practices that are used to prevent injuries and illnesses, (iii) engaging communication technologies that centralize corporate data and simplify processes to promote compliance, and (iv) developing a safety culture through regular, timely, job and task specific training. We employ technology, including electronic in-cab devices and software compliance tools as part of our Safe for Life system as a tool to enhance daily interactions and supervision. We have been recognized by several health and safety organizations, such as the Infrastructure Health & Safety Association, as well as receiving Certificates of Recognition from the provinces of Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick and Newfoundland issued to companies that provide evidence of their ongoing commitment to safety in the workplace. In Fiscal 2021, our Safe for Life program received Excellence Awards at Canada’s Safest Employers Awards in the categories of Best Health, Safety and Environment Management Program (awarded to our liquid waste business), Canada’s Safest Employer for Young Workers (awarded to our infrastructure business) and Most Innovative use of Safety Technology (awarded to our infrastructure business). Also in Fiscal 2021, our Safe for Life program received the ADSC Safety Award in respect of our infrastructure business.
The Company’s sustainability reports, including descriptions of key sustainability-related programs, are available on the “ESG – Sustainability“ section of our website at http://investors.gflenv.com. The Company’s sustainability-related policies are available on the “ESG – Governance Documents” section of our website at http://investors.gflenv.com.
Achievement of our sustainability and safety targets, goals and objectives is taken into account in calculating non-equity incentive compensation granted to NEOs. See “Compensation Discussion and Analysis – Principal Elements of Compensation”.
Board and Senior Executive Diversity Policy
We recognize the importance and benefit of having a Board and senior management composed of highly talented and experienced individuals who reflect the diversity of our stakeholders, including our customers and employees as well as the changing demographics of the communities in which we operate. We have therefore adopted a written diversity policy (the “Diversity Policy”) to address the need to foster and promote diversity among Board members and senior management for attributes such as gender, age, ethnicity, religion, sexual orientation, disability and other characteristics.
In support of these principles, the Board and the NGC Committee, when identifying candidates to nominate for election to our Board or appoint as senior management or in its review of senior management succession planning and talent management:
•
considers individuals who are highly qualified, based on their talents, experience, functional expertise and personal skills, character and qualities having regard to our current and future plans and objectives, as well as anticipated regulatory and market developments;

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•
considers criteria that promote diversity, including with regard to gender, age, ethnicity, religion, sexual orientation, disability and other characteristics;

•
considers the level of representation of women on our Board and in senior management positions, along with other markers of diversity, when making recommendations for nominees to our Board or for appointment as senior management and in general with regard to succession planning for our Board and senior management; and

•
as required, engages qualified independent external advisors to assist our Board in conducting its search for candidates that meet the Board’s criteria regarding skills, experience and diversity.

In March 2020 and in connection with our IPO, we made a commitment to appoint a female director to our Board. In February 2021, within our first year of being a public company, Violet Konkle was appointed to the Board as an independent director, and in February 2022, Jessica McDonald joined our Board as an independent director, increasing the proportion of women to 22% of the current board and 29% of the independent directors. In addition, our Board has established as its objective that women should comprise at least 30% of the Board, which we are committed to achieving by our next annual general meeting. As of the date of this Circular, 40% of our named executive officers are women.
The NGC Committee will continue to monitor the level of diversity on our Board and in senior management positions, including gender diversity, with a view to continuing to broaden recruiting efforts consistent with our commitment to diversity described above. The NGC Committee will generally identify, evaluate and recommend candidates that possess various and relevant career experience, industry knowledge and experience, financial expertise and other specialized experience, while also taking diversity, including gender diversity, into consideration.
In addition to the adoption of our Diversity Policy, we have created the Women in Waste initiative, a program designed to support women employees in their careers at GFL and to attract greater participation of women in all roles throughout GFL's business lines and geographies. In 2022, we also launched a process to develop a broader, multi-year Diversity, Equity and Inclusion Strategy and Roadmap that we will implement to support our commitment to creating a more diverse, equitable, and inclusive workforce.
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OTHER IMPORTANT INFORMATION
Voting Securities
The voting securities of the Company include subordinate voting shares, multiple voting shares and Convertible Preferred Shares. As of April 4, 2022, there are 326,237,448 subordinate voting shares issued and outstanding, 12,062,964 multiple voting shares issued and outstanding, 28,571,428 Series A Convertible Preferred Shares and 8,196,721 Series B Convertible Preferred Shares issued and outstanding.
Holders of subordinate voting shares are entitled to one vote per subordinate voting share on all matters upon which shareholders are entitled to vote. As of April 4, 2022, the subordinate voting shares represented approximately 87.0% of our total issued and outstanding shares and approximately 67.9% of the voting power attached to all of our shares. The subordinate voting shares are “restricted securities” within the meaning of National instrument 51-102 – Continuous Disclosure Obligations.
Holders of multiple voting shares are entitled to 10 votes per multiple voting share on all matters upon which shareholders are entitled to vote. As of April 4, 2022, the multiple voting shares represented approximately 3.2% of our total issued and outstanding shares and approximately 25.1% of the voting power attached to all of our shares.
Each holder of Convertible Preferred Shares is entitled to vote, to the greatest extent possible, with holders of subordinate voting shares and multiple voting shares as a single class. Holders of Convertible Preferred Shares are entitled to one vote per Convertible Preferred Share held as of the applicable record date, provided that each holder is deemed to have held such number of Convertible Preferred Shares that is equal to the number of subordinate voting shares into which such holder’s Convertible Preferred Shares were convertible pursuant to the terms of the Convertible Preferred Shares as of such date. As of April 4, 2022, 33,399,101 subordinate voting shares issuable upon conversion of the Convertible Preferred Shares were entitled to be voted at the Meeting. As of April 4, 2022, the Convertible Preferred Shares represented approximately 9.8% of our total issued and outstanding shares and approximately 7.0% of the voting power attached to all of our shares.
The Company does not have any non-voting securities issued and outstanding.
This summary is qualified by reference to, and is subject to, the detailed provisions of our Articles.
Certain Amendments
In addition to any other voting right or power to which the holders of subordinate voting shares shall be entitled by law or regulation or other provisions of our Articles from time to time in effect, but subject to the provisions of our Articles, holders of subordinate voting shares shall be entitled to vote separately as a class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of our Articles which would adversely affect the rights or special rights of the holders of subordinate voting shares or affect the holders of subordinate voting shares and multiple voting shares differently, on a per share basis, including an amendment to the terms of our Articles that provide that any multiple voting shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into subordinate voting shares.
Pursuant to our Articles, holders of subordinate voting shares and multiple voting shares are treated equally and identically, except with respect to voting and conversion, on a per share basis, in certain change of control transactions that require approval of our shareholders under the OBCA, unless different treatment of the shares of each such class is approved by a
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majority of the votes cast by the holders of our subordinate voting shares and multiple voting shares, each voting separately as a class.
For the purposes of the foregoing:
“Permitted Holders” means Patrick Dovigi and the spouse or legal equivalent, the parents and/or the lineal descendants of Patrick Dovigi (the “Dovigi Related Persons”) or any trust, partnership, corporation, limited liability company or other estate or planning or investment vehicle in which no other Person has any legal, economic, beneficial or other interest other than such holder and/or the Dovigi Related Persons, as applicable, and with respect to which, a transfer does not result in any change in the effective control of such holder’s securities.
“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company.
Take-Over Bid Protection
Under applicable securities laws in Canada, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of subordinate voting shares will be entitled to participate on an equal footing with holders of multiple voting shares, the Dovigi Group entered into a coattail agreement with a trustee on March 5, 2020 (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable securities laws in Canada to which they would have been entitled if the multiple voting shares had been subordinate voting shares. See “Coattail Agreement” below.
The undertakings in the Coattail Agreement do not apply to prevent a sale by the holders of multiple voting shares or Permitted Holders of multiple voting shares if concurrently an offer is made to purchase subordinate voting shares that:
(a)
offers a price per subordinate voting share at least as high as the highest price per share to be paid pursuant to the take-over bid for the multiple voting shares;

(b)
provides that the percentage of outstanding subordinate voting shares to be taken up (exclusive of subordinate voting shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of multiple voting shares to be sold (exclusive of multiple voting shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

(c)
has no condition attached other than the right not to take up and pay for subordinate voting shares tendered if no multiple voting shares are purchased pursuant to the offer for multiple voting shares; and

(d)
is in all other material respects identical to the offer for multiple voting shares.

In addition, the Coattail Agreement does not prevent the transfer of multiple voting shares by the Dovigi Group to its Permitted Holders, provided such transfer is not or would not have been subject to the requirements to make a take-over bid (if the vendor or transferee were in Canada) or constitutes or would be exempt from certain requirements applicable to take-over bids under applicable securities laws in Canada. The conversion of multiple voting shares into subordinate voting shares, whether or not such subordinate voting shares are subsequently sold, would not constitute a disposition of multiple voting shares for the purposes of the Coattail Agreement.
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Coattail Agreement
Under the Coattail Agreement, any sale of multiple voting shares (including a transfer to a pledgee as security) by a holder of multiple voting shares party to the Coattail Agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred multiple voting shares are not automatically converted into subordinate voting shares in accordance with our Articles.
The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the subordinate voting shares. The obligation of the trustee to take such action is conditional on us or holders of the subordinate voting shares providing such funds and indemnity as the trustee may reasonably require. No holder of subordinate voting shares has the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding subordinate voting shares and reasonable funds and indemnity have been provided to the trustee.
Other than in respect of non-material amendments and waivers that do not adversely affect the interests of holders of subordinate voting shares, the Coattail Agreement provides that, among other things, it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada; and (b) the approval of at least two-thirds of the votes cast by holders of subordinate voting shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to subordinate voting shares held by the holders of multiple voting shares or their affiliates and related parties and any persons who have an agreement to purchase multiple voting shares on terms which would constitute a sale or disposition for purposes of the Coattail Agreement, other than as permitted thereby. Non-material amendments and waivers that do not adversely affect the interests of holders of subordinate voting shares shall be subject to the approval of the TSX, but shall not require approval of holders of subordinate voting shares.
No provision of the Coattail Agreement limits the rights of any holders of subordinate voting shares under applicable law.
Investor Rights Agreements
Certain aspects of the composition and functioning of our Board may be subject to the rights of the Investors under the Investor Rights Agreements, which, among other things, provide for certain director nomination rights. See “Proposal 1 – Election of Directors – Investor Rights Agreements.”
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Principal Holders of Voting Securities
The following table sets out the persons who had, to the knowledge of the Company’s directors or executive officers, as at the Record Date, directly or indirectly, beneficial ownership or control or direction over voting securities carrying 10% or more of the voting rights attached to any class of our voting securities. Subordinate voting shares and multiple voting shares subject to options that are currently exercisable are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership and voting rights of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
Name	Type of Ownership	Number of Multiple Voting Shares	Percentage of Outstanding Multiple Voting Shares	Number of Subordinate Voting Shares	Percentage of Outstanding Subordinate Voting Shares	Number of Convertible Preferred Shares	Percentage of Outstanding Convertible Preferred Shares	Percentage of Total Voting Rights
BC Partners(1)(2)	Beneficial	–	–	111,590,408	34.2%	–	–	23.3%
Ontario Teachers(3)(4)	Beneficial	–	–	43,660,872	13.4%	–	–	9.1%
Dovigi Group(5)(6)	Beneficial	12,062,964	100%	2,161,132	0.7%	–	–	25.5%

(1)
Consists of 111,590,408 subordinate voting shares held directly by BCEC-GFL Borrower (Cayman) LP, an affiliate of BCEC-GFL Holdings (Guernsey) L.P. BCEC-GFL Borrower GP (Cayman), Ltd. is the general partner of BCEC-GFL Borrower (Cayman) LP and has voting and dispositive power with respect to the subordinate voting shares held by BCEC-GFL Borrower (Cayman) LP. The number of shares indicated in the table above excludes any shares held by GFL Borrower II (Cayman) LP over which BCEC-GFL Borrower GP (Cayman), Ltd. may be deemed to also have shared voting and/or dispositive power. GFL Borrower II GP (Cayman), Ltd. is the general partner of GFL Borrower II (Cayman) LP. Each of BCEC-GFL Borrower GP (Cayman), Ltd. and BCEC-GFL Borrower II GP (Cayman), Ltd. is wholly-owned by GFL Borrower Luxembourg S.á.r.l. GFL Borrower Luxembourg S.á.r.l. is wholly-owned by BCEC-GFL Holdings (Guernsey) L.P. The general partner of BCEC-GFL Holdings (Guernsey) L.P. is BCEC Management X Limited. The principal business address of the entities identified herein is c/o BC Partners Advisors L.P. 650 Madison Avenue, New York, New York 10022, with the exception of GFL Borrower II (Cayman) LP, which business address is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

(2)
All of the 111,590,408 subordinate voting shares held by BCEC-GFL Borrower (Cayman) LP have been pledged as collateral to secure obligations under a margin loan provided to entities that are affiliates of, or formed for the benefit of, certain of our shareholders including, without limitation, entities that are affiliates of, or formed for the benefit of, the Investors, by certain Canadian chartered banks in connection with the IPO, as amended, restated or replaced from time to time (a “Margin Loan”).

(3)
Shares are held by an entity controlled by Ontario Teachers’ Pension Plan Board over which Ontario Teachers’ Pension Plan Board has voting and dispositive power with respect to the subordinate voting shares. The principal business address of the entity identified herein is 5650 Yonge Street, Toronto, Ontario, M2M 4H5.

(4)
All of the 43,660,872 subordinate voting shares held by an entity controlled by Ontario Teachers’ Pension Plan Board have been pledged as collateral to secure obligations under a Margin Loan.

(5)
Consists of 12,062,964 multiple voting shares, 2 subordinate voting shares and 2,161,130 options to purchase subordinate voting shares currently exercisable or exercisable within 60 days held directly by the Dovigi Group. The Permitted Holders may be deemed to exercise voting and dispositive power with respect to the subordinate voting shares and multiple voting shares held by the Dovigi Group.

(6)
All of the 12,062,964 multiple voting shares have been pledged as collateral to secure obligations under a Margin Loan.

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INTEREST OF CERTAIN PERSONS OR COMPANIES IN
MATTERS TO BE ACTED UPON
To the knowledge of the directors and executive officers of the Company, no director or executive officer of the Company, any proposed nominee for election as director of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as described elsewhere in this Circular and in our AIF under the heading “Interest of Management and Others in Material Transactions”, no informed person of the Company, proposed director, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.
SHAREHOLDER PROPOSALS
There are no shareholder proposals to be considered at the Meeting. The OBCA permits certain eligible shareholders to submit shareholder proposals to us, which proposals may be included in a management information circular relating to an annual general meeting of shareholders. The final date by which we must receive shareholder proposals for our next annual general meeting of shareholders to be held in 2023 is March 19, 2023, subject to adjournment or postponement of such meeting.
We have adopted Advance Notice Provisions that provide, among other things, that shareholders wishing to nominate candidates for election as directors must provide timely written notice to our Corporate Secretary. See “Proposal 1 – Election of Directors – Advance Notice Provisions“.
ADDITIONAL INFORMATION
Additional information about the Company, including the AIF, the 2021 Financial Statements and the 2021 MD&A are available on our website at http://investors.gflenv.com, on SEDAR at http://sedar.com and on EDGAR at http://sec.gov. All of our news releases are also available on such websites. Information contained on, or that can be accessed through, our website does not constitute a part of this Circular and is not incorporated by reference herein.
Documents you can request
You can ask us for a copy of the following documents at no charge:
•
the Annual Report, which includes the 2021 Financial Statements together with the accompanying auditor’s report;

•
any interim financial statements that were filed after the financial statements for our most recently completed financial year;

•
the MD&A related to the above financial statements; and

•
the AIF, together with any document, or the relevant pages of any document, incorporated by reference into it.

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Please write to Investor Relations at 100 New Park Place, Suite 500, Vaughan, Ontario L4K 0J3, Canada or email at ir@gflenv.com.
Financial information is provided in the 2021 Financial Statements and the 2021 MD&A.
APPROVAL BY DIRECTORS
Our Board has approved the contents of this Circular and the sending thereof to each director, each shareholder that is entitled to notice of the Meeting, and the auditor of the Company.
On behalf of the Board of Directors,
(signed) Patrick Dovigi

Patrick Dovigi
President, Chief Executive Officer and
Chaiman of the Board of Directors
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APPENDIX “A” – MANDATE OF THE BOARD OF DIRECTORS
MANDATE OF THE BOARD OF DIRECTORS
Section 1 Introduction
The members of the board of directors (respectively, the “Directors” and the “Board”) of GFL Environmental Inc. (the “Company”) are elected by the shareholders of Company and are responsible for the stewardship of Company. The purpose of this mandate (the “Board Mandate”) is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.
Certain aspects of the composition and organization of the Board are prescribed and/or governed by the Business Corporations Act (Ontario) and the constating documents of the Company, and applicable agreements, including the investor rights agreements (the “Investor Rights Agreements”). Certain of the provisions of the Board Mandate may be modified or superseded by the provisions of the Investor Rights Agreements. In the event of a conflict between this Board Mandate and the Investor Rights Agreements, the Investor Rights Agreements shall prevail.
Section 2 Chair of the Board
The chair of the Board (the “Chair”) shall be appointed by the Board.
Section 3 Board Size
The constating documents of the Company provide that the Board shall be comprised of a minimum of one (1) Director and a maximum of fifteen (15) Directors. The Board shall initially be comprised of eight (8) Directors. The Board shall periodically review its size in light of its duties and responsibilities from time to time.
Section 4 Independence
(1)
The Board shall be comprised of a majority of independent Directors. A Director shall be considered independent if he or she meets the criteria for independence established by applicable laws and the rules of any stock exchange upon which the Company’s securities are listed, including National Instrument 58-101 – Disclosure of Corporate Governance Practices.

(2)
The Board may appoint an independent lead Director (the “Lead Director”) from among the Directors, who shall serve for such term as the Board may determine. If the Company has a non-executive Chair, then the role of the Lead Director will be filled by the non-executive Chair. The Lead Director or non-executive Chair shall chair any meetings of the independent directors and assume such other responsibilities as the independent directors may designate in accordance with any applicable position descriptions or other applicable guidelines that may be adopted by the Board from time to time.

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Section 5 Role and Responsibilities of the Board
The Board is responsible for supervising the management of the business and affairs of the Company and is expected to focus on guidance and strategic oversight with a view to increasing shareholder value.
In accordance with the Business Corporations Act (Ontario), in discharging his or her duties, each Director must act honestly and in good faith, with a view to the best interests of the Company. Each Director must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
Section 6 Board Meetings
(1)
In accordance with the constating documents of the Company, meetings of the Board may be held at such times and places as the Chair may determine and as many times per year as necessary to effectively carry out the Board’s responsibilities. The independent Directors may meet without senior executives of the Company or any non-Independent Directors, as required.

(2)
The Chair shall be responsible for establishing or causing to be established the agenda for each Board meeting, and for ensuring that regular minutes of Board proceedings are kept and circulated on a timely basis for review and approval.

(3)
The Board may invite, at its discretion, any other individuals to attend its meetings. Senior executives of the Company shall attend a meeting if invited by the Board.

Section 7 Delegations and Approval Authorities
(1)
The Board shall appoint the president and chief executive officer of the Company (the “CEO”) and delegate to the CEO and other senior executives the authority over the day-to-day management of the business and affairs of Company.

(2)
The Board may delegate certain matters it is responsible for to the committees of the Board, currently consisting of the Audit Committee, and the Nomination, Governance and Compensation Committee (the “NGC Committee”). The Board may appoint other committees, as it deems appropriate, to the extent permissible under applicable law. The Board will, however, retain its oversight function and ultimate responsibility for such matters and associated delegated responsibilities.

Section 8 Strategic Planning Process and Risk Management
(1)
The Board shall adopt a strategic planning process to establish objectives and goals for the Company’s business and shall review, approve and modify as appropriate the strategies proposed by senior executives to achieve such objectives and goals. The Board shall review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business and affairs.

(2)
The Board, in conjunction with management, shall be responsible to identify the principal risks of the Company’s business and oversee management’s implementation of appropriate systems to seek to effectively monitor, manage and mitigate the impact of such risks. Pursuant to its duty to oversee the implementation of effective risk management policies and procedures, the Board may delegate to applicable Board committees the responsibility for assessing and implementing appropriate policies and procedures to address specified risks, including delegation of financial and related risk management to the Audit Committee and delegation of risks associated with compensation policies and practices to the NGC Committee.

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Section 9 Succession Planning, Appointment and Supervision of Senior Executives
(1)
The Board shall approve the corporate goals and objectives of the CEO and, with the assistance of the NGC Committee, review the performance of the CEO against such corporate goals and objectives. The Board shall take steps to satisfy itself as to the integrity of the CEO and other senior executives of the Company and that the CEO and other senior executives create a culture of integrity throughout the organization.

(2)
The Board shall approve the succession plan for the Company, including the selection, appointment, supervision and evaluation of the senior executives of Company, and shall also approve the compensation of the senior executives of Company upon recommendation of the NGC Committee.

Section 10 Financial Reporting and Internal Controls
The Board shall review and monitor, with the assistance of the Audit Committee, the adequacy and effectiveness of the Company’s system of internal control over financial reporting, including any significant deficiencies or changes in internal control and the quality and integrity of the Company’s external financial reporting processes.
Section 11 Regulatory Filings
The Board shall approve applicable regulatory filings that require or are advisable for the Board to approve, which the Board may delegate in accordance with Section 7(2) of this mandate. These include, but are not limited to, the annual audited financial statements, interim financial statements and related management discussion and analysis accompanying such financial statements, management proxy circulars, annual information forms, offering documents and other applicable disclosure.
Section 12 Corporate Disclosure and Communications
The Board will seek to ensure that corporate disclosure of the Company complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which Company’s securities are listed. In addition, the Board shall adopt appropriate procedures designed to permit the Board to receive feedback from shareholders on material issues.
Section 13 Corporate Policies
The Board shall adopt and periodically review policies and procedures designed to ensure that the Company and its Directors, officers and employees comply with all applicable laws, rules and regulations and conduct the Company’s business ethically and with honesty and integrity.
Section 14 Review of Mandate
The Board may, from time to time, permit departures from the terms of this Mandate, either prospectively or retrospectively. This Mandate is not intended to give rise to civil liability on the part of the Company or its Directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.
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The Board may review and recommend changes to the Board Mandate from time to time and the NGC Committee may periodically review and assess the adequacy of this mandate and recommend any proposed changes to the Board for consideration.
Dated:	May 7, 2020
Approved by:	Board of Directors of the Company
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APPENDIX “B” – AUDIT COMMITTEE CHARTER
AUDIT COMMITTEE CHARTER
This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of GFL Environmental Inc. (the “Company”).
Section 1 Statement of Purpose
The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:
•
financial statements and financial reporting processes;

•
the systems of internal accounting and financial controls;

•
enterprise risk management;

•
the annual independent audit of the financial statements;

•
legal and regulatory compliance;

•
reviewing and monitoring compliance with debt covenants and reviewing the process and reports with which the Company measures financial results or performance;

•
reviewing and approving material transactions with related parties of the Company, to ensure the transactions are on arm’s length and commercially reasonable terms, supported by third party appraisals or valuations, where applicable; and

•
public disclosure items such as quarterly press releases, financial-oriented investor relations materials and other public reporting requirements.

Section 2 Committee Membership
The Committee shall consist of as many directors of the Board as the Board may determine (the “Members”), but in any event, not less than 3 (three) Members. All of the Members shall meet the criteria for independence and financial literacy established by applicable laws and the rules of any stock exchanges upon which the Company’s securities are listed, including National Instrument 52-110 – Audit Committees (“NI 52-110”) and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, subject to any exceptions permitted under such laws. NI 52-110 also requires that to be independent, a Member be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment.
Members shall be appointed by the Board, taking into account any recommendation that may be made by the Nomination, Governance and Compensation Committee of the Board (the “NGC Committee”). Any Member may be removed and replaced at any time by the Board, and will automatically cease to be a Member if he or she ceases to meet the qualifications required of Members. The Board will fill vacancies on the Committee by appointment from among qualified directors of the Board, taking into account any
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recommendation that may be made by the NGC Committee. If a vacancy exists on the Committee, the remaining Members may exercise all of their powers so long as there is a quorum.
Chair
The Board will designate one of the independent directors of the Board to be the chair of the Committee (the “Chair”), taking into account any recommendation that may be made by the NGC Committee.
Qualifications
All Members shall be independent and financially literate, subject to any exceptions described above. Members must have suitable experience and must be familiar with auditing and financial matters.
Attendance of Ex Officio Members, Management and other Persons
The Committee may invite, at its discretion, senior executives of the Company or such persons as it sees fit to attend meetings of the Committee and to take part in the discussion and consideration of the affairs of the Committee. Senior executives and other employees of the Company shall attend a Committee meeting if invited by the Committee. The Committee may also require senior executives or other employees of the Company to produce such information and reports as the Committee may deem appropriate in the proper exercise of its duties. The Committee may meet without senior executives in attendance for a portion of any meeting of the Committee.
Delegation
Subject to applicable law, the Committee may delegate any or all of its functions to any of its independent Members or any independent sub-set thereof, from time to time as it sees fit.
Section 3 Committee Operations
Meetings
The Chair, in consultation with the other Members, shall determine the schedule and frequency of meetings of the Committee. Meetings of the Committee shall be held at such times and places as the Chair may determine. To the extent possible, advance notice of each meeting will be given to each Member unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings of the Committee either in person or by telephone, video or other electronic means. Powers of the Committee may also be exercised by written resolutions signed by all Members.
At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company or any Member, the Chair shall convene a meeting of the Committee. Any such request shall set out in reasonable detail the business proposed to be conducted at the meeting so requested. The Committee shall meet at least quarterly.
The Committee will meet in camera with only the external auditors, the Vice President of Internal Audit and Compliance and, if desired, senior executives of the Company, or the Members, where and to the extent that, such parties are present, at any meeting of the Committee.
Agenda and Reporting
To the extent possible, in advance of every regular meeting of the Committee, the Chair shall prepare and distribute, or cause to be prepared and distributed, to the Members and others
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as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require senior executives and other employees of the Company to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.
The Chair shall report to the Board on the Committee’s activities since the last Board meeting. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board. Minutes of each meeting of the Committee shall be circulated to the directors following approval of the minutes by the Members.
Secretary and Minutes
The secretary of the Company may act as secretary of the Committee unless an alternative secretary is appointed by the Committee. The secretary of the Committee shall keep regular minutes of Committee proceedings.
Quorum and Procedure
A quorum for any meeting of the Committee will be a simple majority. The procedure at meetings will be determined by the Committee. The powers of the Committee may be exercised at a meeting where a quorum is present or by resolution in writing signed by all Members. In the absence of the Chair, the Committee may appoint one of its other Members to act as chair of any meeting.
Exercise of Power between Meetings
Between meetings, the Chair, or any Member designated for such purpose by the Committee, may, if required in the circumstance, exercise any power delegated by the Committee on an interim basis. The Chair or other designated Member will promptly report to the other Members in any case in which this interim power is exercised.
Section 4 Duties and Responsibilities
The Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board as well as any other functions that may be necessary or appropriate for the performance of its duties.
Financial Reporting and Disclosure
Review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, the quarterly financial statements, management discussion and analysis, financial reports, earnings press releases and other applicable financial disclosure, prior to the public disclosure of such information.
Discuss with the independent auditors the matters required to be discussed by the applicable auditing standards adopted by the Public Company Accounting Oversight Board (the “PCAOB”) and approved by the U.S. Securities and Exchange Commission (“SEC”) from time to time, including any critical audit matters.
Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents prior to the public disclosure of such documents or information.
Review with senior executives of the Company, and with external auditors, all critical accounting policies and practices to be used by the Company and alternative treatments
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under International Financial Reporting Standards (“IFRS”), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with IFRS, as applicable.
Review periodically the effect of regulatory and accounting initiatives, as well as off-balance sheet structures (if any), on the financial statements of the Company.
Discuss with the external auditor its evaluation of the Company’s identification of, accounting for and disclosure of its relationships with related parties as set forth under the standards of the PCAOB.
Seek to ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, the Company’s disclosure controls and procedures and periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration.
Internal Controls and Internal Audit
Review the adequacy and effectiveness of the Company’s internal control and information systems through discussions with senior executives of the Company and the external auditor relating to the maintenance of: (i) necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (ii) effective internal control over financial reporting; and (iii) adequate processes for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud. From time to time the Committee shall assess any requirements or changes with respect to the establishment or operations of the internal audit function having regard to the size and stage of development of the Company at such time.
Satisfy itself, through discussions with the Vice President of Internal Audit and Compliance, and any other senior executives of the Company as desired, that the adequacy of internal controls, systems and procedures has been periodically assessed in accordance with regulatory requirements and recommendations.
Review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.
Review and make recommendations to the Board regarding the adequacy of the Company’s risk management policies and procedures with regard to identification of the Company’s principal risks and implementation of appropriate systems and controls to manage such risks including information technology systems and an assessment of the adequacy of insurance coverage maintained by the Company.
Periodically review the Company’s policies and procedures for reviewing and approving or ratifying related-party transactions.
Review all material related party transactions other than those delegated to a special committee or independent committee of the Board against applicable legal and regulatory requirements, discuss with management the business rationale for the transactions, review applicable disclosures and report to the Board on all such transactions, if any, each quarter.
Review and approve the appointment of the Vice President Internal Audit function and the responsibilities of the department, including budget and staffing requirements. Annually review and approve the internal audit plan. Review on a quarterly basis the report of the Vice President Internal Audit.
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External Audit
To the fullest extent permitted under applicable law, be solely and directly responsible for the compensation, retention, oversight and, when necessary, termination of any auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (including the resolution of disagreements between management and such firm regarding financial reporting). Recommend to the Board and shareholders the appointment of the external auditor.
Ensure the external auditors report directly to the Committee on a regular basis.
Review, at least annually, the qualifications, performance and the independence of the external auditors.
Review the audit plan of the external auditors prior to the commencement of any audit. Establish and maintain a direct line of communication with the Company’s external auditors.
Approve all auditing services and non-audit services (other than “prohibited non-audit services” as defined in SEC rules) to be provided to the Company by its independent external auditor. The Committee may delegate authority to one or more independent members to grant pre-approvals of audit and permitted non-audit services; provided that any such pre-approvals will be presented to the full Committee at its next scheduled meeting.
Review the results of the external audit and the external auditors’ report thereon, including, discussions with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with senior executives of the Company and any other matters.
Review any material written communications between senior executives of the Company and the external auditors and any significant disagreements between the senior executives and the external auditors.
Discuss with the external auditors their perception of the Company’s financial and accounting personnel, records and systems, key audit matters, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto.
Discuss with the external auditors their perception of the Company’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks.
Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.
Review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to address any such issues.
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Associated Responsibilities
Establish, monitor and periodically review the Whistleblower Policy of the Company and associated procedures for:
•
the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

•
the confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters; and

•
if applicable, any violations of applicable law, rules or regulations that relate to corporate reporting and disclosure, or violations of the Company’s Code of Ethics.

Review and approve the Company’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of the Company.
Other Duties
Direct and supervise the investigation into any matter brought to its attention within the scope of the Committee’s duties. Perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law.
Section 5 The Committee Chair
In addition to the responsibilities of the Chair described above, the Chair has the primary responsibility for overseeing and reporting on the evaluations to be conducted by the Committee, as well as monitoring developments with respect to accounting and auditing matters in general and reporting to the Committee on any related significant developments.
Section 6 Committee Evaluation
Annually evaluate the composition and effectiveness of the Committee. The self-assessment of the Committee shall be reported to the Board as part of its regular evaluation of the Board committees.
Section 7 Access to Information and Authority to Retain Independent Advisors
The Committee shall be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors of the Company, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at the Company’s expense, independent legal, financial, and other advisors, consultants and experts to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve their fees. The Committee shall select such advisors, consultants and experts after taking into consideration factors relevant to their independence from management and other relevant considerations.
The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the independent registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company and any advisors that the Committee chooses to engage, as well as funding for the payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
The Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the external advisers, in accordance with its business judgment. Members are entitled to rely, absent knowledge to the contrary, on the integrity
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of the persons and organizations from whom they receive information, and on the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law.
The Committee also has the authority to communicate directly with internal and external auditors. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of the senior executives of the Company responsible for such matters and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure. This Charter is not intended to change or interpret the constating documents of the Company or applicable laws or stock exchange rules to which the Company is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws and rules.
The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively to the extent permitted under applicable law and listing standards. This Charter is not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.
Section 8 Review of Charter
The Committee shall periodically review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.
Dated:	February 9, 2022
Approved by:	Audit Committee Board of Directors
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APPENDIX “C” – AUDITOR REPORTING PACKAGE
NOTICE OF CHANGE OF AUDITOR
TO:
Deloitte LLP, Chartered Professional Accountants

AND TO:
KPMG LLP, Chartered Professional Accountants

AND TO:
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities (Yukon Territory)

GFL Environmental Inc. (the “Corporation”) has accepted the resignation of Deloitte LLP, Toronto, Ontario (the “former auditor”). Pursuant to Section 149(3) of the Business Corporations Act (Ontario), the board of directors of the Corporation has filled the vacancy in the office of the auditor and has appointed KPMG LLP, Toronto, Ontario (the “successor auditor”) as the Corporation’s auditor until the close of the next annual general meeting of shareholders of the Corporation (the “Meeting”).
The change of auditor was recommended by the audit committee (the “Audit Committee”) of the board of directors of the Corporation (the “Board”) to the Board as a result of a comprehensive review process resulting in a formal request for proposal being tendered to qualifying accounting firms, including the former auditor. Following its review of the requested submissions, the Audit Committee presented its recommendations to the Board. Pursuant to a resolution approved on August 20, 2021 the Board resolved not to renew the engagement of the former auditor as the Corporation’s auditors and to engage the successor auditor as auditors of the Corporation to hold office until the Meeting, at which time the successor auditor will be proposed for appointment as auditor of the Corporation.
In accordance with National Instrument 51-102 — Continuous Disclosure Obligations (“NI 51-102”), the Corporation reports that:
1.
the former auditor, at the request of the Corporation, has tendered its resignation as auditor of the Corporation effective as of August 20, 2021;

100 New Park Place, Suite 500, Vaughan ON L4K 0H9
www.gflenv.com
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2.
the former auditor will not be proposed to shareholders at the Meeting for reappointment;

3.
it is expected that the successor auditor will be proposed to shareholders at the Meeting for appointment;

4.
there were no reservations in the former auditor’s reports in connection with audits of the consolidated financial statements for the two most recently completed fiscal years of the Corporation. There have been no further audits of financial statements subsequent to the most recently completed fiscal year and preceding the date of expiry of former auditor’s term of office; and

5.
there are no “reportable events” as such term is defined in NI 51-102.

The change of auditor and appointment of the successor auditor was approved by the Audit Committee and the Board.
DATED this 20th day of August, 2021.
ON BEHALF OF THE BOARD OF DIRECTORS
(signed) “Patrick Dovigi”

Patrick Dovigi
Chief Executive Officer
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KPMG LLP
100 New Park Place, Suite 1400
Vaughan, ON L4K 0J3
Tel 905-265 5900
Fax 905-265 6390
www.kpmg.ca
To:
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
The Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division, Prince Edward Island
Autorité des marchés financiers
Financial and Consumer Affairs Authority of Saskatchewan
Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities, Yukon Territory
August 20, 2021
Dear Sir/Madam,
Re: Notice of Change of Auditors of GFL Environmental Inc.
We have read the Notice of Change in Auditor of GFL Environmental Inc. dated August 20, 2021 and are in agreement with the statements contained in such Notice.
Yours very truly,
Chartered Professional Accountants, Licensed Public Accountants
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International“), a Swiss entity. KPMG Canada provides services to KPMG LLP
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August 20, 2021
To
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities (Yukon Territory)
Dear Sirs/Mesdames:
As required by subparagraph (5)(a)(ii) of section 4.11 of National Securities Instrument 51-102, we have reviewed the notice of change of auditor of GFL Environmental Inc. dated August 20, 2021 (the “Notice”) and, based on our knowledge of such information at this time, as it relates to us, we agree with statements 1, 4 and 5, and we have no basis to agree or disagree with statements 2 and 3 contained in the Notice.
Yours very truly,
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
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